CORRESPONDS

TESTIMONY

NUMBER: ONE THOUSAND TWO HUNDRED AND SEVENTEEN. ------------------- N° 1217/2020

PUBLIC DEED OF A CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION, SIGNED BETWEEN EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. AND BDP SOCIEDAD DE TITULARIZACIÓN S.A. ---------

In the city of La Paz, Plurinational State of Bolivia, at FIFTEEN hours and SIX minutes of the SECOND day of the month of JUNE of the year TWO THOUSAND TWENTY.- Before me: Dr. SILVIA VALERIA CARO CLAURE, Attorney, Notary Public No. 071 , Municipality of La Paz, Department of La Paz, the following persons appeared in this notarial office Mr. HUMBERTO GONZALO ENDARA DE UGARTE with I.D. No. 2308185 L.P., in his capacity as Vice President for Administration and Finance and HEINZ MARCELO HASSENTEUFEL LOAYZA with I.D. No. 3419064 L.P., in his capacity as Manager of Legal Affairs, in legal representation of EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A., in virtue of Power of Attorney No. 1388/2019, dated December 20, 2019, notarized before the Notary Public No. 101, under the responsibility of Dr. Jose Luis Garcia Estevez, of the Judicial District of La Paz; on the other hand, Mr. MARCELO VLADIMIR FERNÁNDEZ QUIROGA, with I.D. No. 4791741 L.P., in his capacity as General Manager, in legal representation of the company BDP SOCIEDAD DE TITULARIZACIÓN S.A., in virtue of Power of Attorney No. 604/2014, dated September 16, 2014, granted before the Notary Public of the Judicial District of La Paz, under the responsibility of Dr. Maria Eugenia Quiroga de Navarro, all of age and sound of mind to whom after being identified I attest.- And in order to notarize it into a public deed, they presented to me a minute of a CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION, with attached minutes and Powers of Attorney, documents that faithfully and literally transcribed have the following content: --------------------------------------------------------------------------------

CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION

Mr. Notary Public: -----------------------------------------------------------------------------------------------------

in the registry of Public Deeds under your responsibility, please insert a CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION executed in accordance with the following Articles: ---------------------------------------------------------------------------------------------------

FIRST: (PARTIES). ----------------------------------------------------------------------------------------------------

The following are parties to this Contract: ------------------------------------------------------------------------

1.1. BDP SOCIEDAD DE TITULARIZACIÓN S.A., a legally incorporated company under the laws of the Plurinational State of Bolivia, with Registration of the Registry of Commerce of Bolivia administered by Fundempresa under No. 109747, with Tax Identification Number (NIT) 120791021 and registered in the Securities Market Registry of the Supervisory Authority of the Financial System (ASFI) with number SPVS-IV-ST-NAT-003/2004, legally represented in this act by Mr. MARCELO VLADIMIR FERNÁNDEZ QUIROGA, with I.D. No. 4791741 L.P., acting in his capacity as General Manager, in virtue of Power of Attorney granted by Public Deed No. 604/2014, of September the 16, 2014, with registered offices in the city of La Paz, Calacoto, calle 12 esquina Julio Patiño Nº 8081, hereinafter for the purposes of this Contract will be indistinctly referred to as "Securitization Company", the "SC" or "BDP SC". ----------------------------------------

1.2. EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A., a legally incorporated company under the laws of the Plurinational State of Bolivia, with Registration of the Registry of Commerce of Bolivia administered by Fundempresa under No. 13627, with Tax Identification Number (NIT) 1007173022, represented in this act by Mr. HUMBERTO GONZALO ENDARA DE UGARTE with Identification Document No. 2308185 L.P., acting in his capacity as Vice President of Administration and Finance, by virtue of Power of Attorney No. 1388/2019, dated December  20th, 2019, notarized before the Notary Public No. 101, under the responsibility of Dr. Jose Luis Garcia Estevez, of the Judicial District of La Paz and by Mr. HEINZ MARCELO HASSENTEUFEL LOAYZA, holder of the Identification Document No. 3419064 L.P., in his capacity as Manager of Legal Affairs, in virtue of Power of Attorney No. 1388/2019, dated December 20, 2019, notarized before Notary Public No. 101, under the responsibility of Dr. Jose Luis Garcia Estevez, of the Judicial District of La Paz, with registered offices in the city of La Paz, Calle Capitán Ravelo esquina Rosendo Gutiérrez Edificio Multicentro Torre C No. 2289, hereinafter for the purposes of this Contract will be indistinctly referred to as "NUEVATEL" or "the ORIGINATOR" and "ENDORSER" for the purposes of this contract. ----------------------------------------------------------

SECOND: (PREVIOUS DEFINITIONS). --------------------------------------------------------------------------

The interpretation of this Contract shall be subject to the following previous definitions: ------------

2.1. Book Entry: The book-entry of a Security is an electronic registry administered by the EDV in accordance with the terms of the Securities Market Law and the Regulations for Securities Depository, Clearing and Settlement Entities, contained in the Compilation of Rules for the Securities Market. ------------------------------------------------------------------------------------------------------

2.2. External Auditor: The external auditing firm hired by the SC with charge to the Investment Trust, and registered in the Securities Market Registry ("RMV") of the Financial System Supervisory Authority, for the performance of semiannual external certifications of the income recorded in the Receivables Accounts, the annual audits to the Investment Trust and other functions provided for in the Annual Audit Contract and in the "Contract for the provision of external auditing services for the semiannual certification of the diversion of funds and certification of extraordinary expenses of the NUEVATEL - BDP SC O49 INVESTMENT TRUST". It may be replaced by BDP SC without increasing the Budget of Costs and Expenses of the Investment Trust established in Article Seventeenth, Section 17.5, and without prejudice to the powers of the General Assembly of Holders of Securitized Securities. For the purposes of this Contract, the External Auditor shall be deemed to be Tudela & TH Consulting Group S.R.L., or whoever substitutes it. -------------------------------------------------------------------------------------------------------------

2.3. Supervisory Authority of the Financial System ("ASFI"): It is a public law institution of indefinite duration, with legal personality, its own assets and administrative, financial, legal and technical management autonomy, with jurisdiction, competence and structure of national scope, under the Ministry of Economy and Public Finance, and subject to social control, whose purpose is to regulate, control and supervise financial services under the terms of the Political Constitution of the State, the Financial Services Law No. 393 and the Supreme Regulatory Decrees, as well as the activity of the Securities Market, the intermediaries and auxiliary entities thereof. In this Assignment Contract, this institution is referred to as the "ASFI". -----------------------------------------

2.4. Endorser: The Originator of the present securitization process will be the Endorser of the issuance of the Securitized Securities NUEVATEL - BDP SC 049 to be issued with charge to the NUEVATEL - BDP SC 049 Investment Trust. -------------------------------------------------------------------

2.5. Bolsa Boliviana de Valores S.A. ("BBV"): Institution that provides the infrastructure, mechanisms and systems for Stock Exchange Agencies, on their own behalf or on behalf of their principals, to carry out transactions with Securities, foreign exchange instruments and other stock market instruments. ----------------------------------------------------------------------------------------------------

2.6. Ownership Certificate ("OC"): This is the document issued by the EDV at the request of a Holder, intended to accredit the ownership of one or more book-entry securities. ---------------------
2.7. Coverage Coefficient(s): Is (are) the following: ----------------------------------------------------------

2.7.1. Coupon Coverage Coefficient: This is the coefficient that measures the ratio of the cash balances in the Investment Trust's own accounts, after deducting the projected expenses thereof, over the Investment Trust monthly service of the projected debt, whose method of calculation is detailed in Article Nineteenth. ------------------------------------------------

2.8. Underwriter: The Stock Exchange Agency in charge of the placement of the securities resulting from the securitization process in the primary market. For the present Securitization Process, the Underwriter is BNB Valores S.A. Agencia de Bolsa, registered in the Securities Market Registry of the regulatory entity under the registration No. SPVS-IV-AB-NVA-005/2002. -

2.9. Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation: It is the present document, hereinafter the "Contract", its respective Annexes duly executed and any other document modifying the same; which signed by the Parties constitute an agreement of wills to generate rights and obligations. -

2.10. Costs and Expenses: Are those incurred by the Investment Trust, necessary for its adequate operation, and described in Article Seventeenth of this Contract. ----------------------------

2.11. NUEVATEL's Administrative Account(s): It/they is/are the account(s) in National Currency and in Dollars of the United States of America of property and exclusive domain of NUEVATEL, in which all the existing remainder will be deposited after the amounts specified in Article Ninth of the present Contract had been covered and, in if applicable, also others pursuant to the terms established in the Eleventh and Forty-fifth Articles of the present Contract. ------------

2.12. Investment Trust Accounts: --------------------------------------------------------------------------------

2.12.1 Allocation of Resources Account(s): For the management of liabilities exchange and investment principal allocated resources, pursuant to the terms stablished in Article Twentieth, the Securitization Company shall open one or more accounts in National Currency and in Dollars of the United States of America denominated "Allocation of Resources NUEVATEL - BDP SC 049 INVESTMENT TRUST". All these accounts will be recorded as Memorandum Accounts of the Investment Trust. --------------------------------------

2.12.2. Accumulated Cash Flow Excess Account: For the management of the resources that correspond to the Accumulated Cash Flow Excess and for the purposes of the constitution of an additional hedging, the Securitization Company will open one or more accounts in National Currency and/or in Dollars of the United States of America denominated "Accumulated Cash Flow Excess NUEVATEL - BDP SC 049 INVESTMENT TRUST". This account will be destined to the reception of the differential margin or surplus between the income and expenses of the Investment Trust. ----------------------------------------

2.12.3. Account(s) of the Liquidity Fund: For the management of the resources that correspond to the Liquidity Fund and for the purpose of setting up the internal hedging mechanism, the Securitization Company will open one or more accounts in National Currency and/or in Dollars of the United States of America denominated "Liquidity Fund NUEVATEL - BDP SC 049 INVESTMENT TRUST". All these accounts will be registered as Memorandum Accounts of the Investment Trust. ---------------------------------------------------

2.12.4. Payment Provision Account(s): For the purposes of this Securitization Process, the Securitization Company shall open in the name and on behalf of the " NUEVATEL - BDP SC 049 INVESTMENT TRUST", a Payment Provision Account(s) in National Currency and/or in Dollars of the United States of America for the compliance of all liabilities of the Investment Trust pursuant to the terms of this Contract. --------------------------------------------

2.12.5 Collection Account(s): For the purposes of this Securitization Process, the Securitization Company shall open in the name and on behalf of the " NUEVATEL - BDP SC 049 INVESTMENT TRUST", an Account(s) in National Currency and/or in Dollars of the United States of America for the Collection of the funds for the management of the liquidity of the Investment Trust. ---------------------------------------------------------------------------------------

2.12.6. Issuance Collection Account(s): The proceeds from the placement of the Securitized Securities shall be deposited in this (these) account(s), which shall be opened in the name of the "NUEVATEL - BDP SC 049 INVESTMENT TRUST". ------------------------

2.12.7. Receiving Account(s): These are the accounts in the name of the Investment Trust, called "Receiving Accounts NUEVATEL - BDP SC 049 INVESTMENT TRUST", in National Currency and/or in Dollars of the United States of America, destined to receive funds from the Hoarding Account(s). The Receiving Account(s) are managed according to the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". --------------------------------------------------

2.12.8. Hoarding Account(s): They are the accounts in National Currency opened by the Investment Trust, in the Banco Mercantil Santa Cruz S.A. and Banco Solidario S.A., denominated "Hoarding Accounts NUEVATEL - BDP SC 049 Investment Trust", intended to receive funds coming from NUEVATEL's income. The Hoarding Accounts must transfer the totality of the funds to the Receiving Accounts of the Investment Trust. ----------

2.13. Right of Dominion: According to Article 80 of the Securities Market Law modified by the Article 29, Section 8 of the Law No. 2064 and according to the Supreme Decree No. 25514 of September the 17th, 1999 and to current dispositions, it is the absolute right, in legal and countable terms, exercised in merit to the present Contract by the Securitization Company, over the Future Flows, that conform the NUEVATEL - BDP SC 049 INVESTMENT TRUST. The balances of the resources that have not been assigned to the Investment Trust under the terms of the Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation and that are of the exclusive property and dominion of the Originator, are not under this right, nor are they part of the Future Flows, which will be disposed of in accordance with the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". -----------------------------

2.14. Flow Assignment Day: A Flow Assignment Day is considered to be every day on which flows are assigned to the collection accounts until the amounts established in Article Ninth of this Contract are reached. --------------------------------------------------------------------------------------------------

2.15. Dematerialized Issue: An Issue in which the Securities are not issued in paper form, but are rather represented by Book Entries in the EDV. -----------------------------------------------------------

2.16. Risk Rating Entity: In the present Securitization process the Risk Rating Entity is Pacific Credit Ratings S.A., with authorization to operate and registration in the RMV of the ASFI, by means of Resolution SPVS-IV-N°128/01 dated March 20th, 2001, with registration number N° SPVS-IV-EC-004/2001, who assigns the risk rating to the Securitized Securities NUEVATEL - BDP SC 049. In this Contract it shall be referred to interchangeably as "Rating Entity", " Rater" or "Risk Rater". The Rating Entity may be removed and replaced by the General Assembly of Holders of Securitized Securities. -----------------------------------------------------------------------------------

2.17. Entidad de Depósito de Valores de Bolivia S.A. ("EDV"): It is that Corporation with a sole and exclusive corporate purpose, authorized by the ASFI and registered in the RMV, in charge of the custody, registration and management of Securities, as well as the settlement and clearing of the transactions carried out with the objects of deposit, pursuant to the terms of the Securities Market Law and other regulations in force. The Issuance of Securitized Securities to be made as a result of this Assignment Contract shall be registered with the Entidad de Depósito de Valores de Bolivia S.A. -------------------------------------------------------------------------------

2.18. Structurer: The person in charge of structuring and grouping the flows that make up the rights of the Investment Trust, for the purposes of a Securitization Process. In this Securitization Process, the Structurers are BDP SC and BNB Valores S.A. Agencia de Bolsa. ----------------------

2.19. Accumulated Cash Flow Excess: This is a reserve created with the differential margin or surplus between the income and expenses of the Investment Trust and is an additional security mechanism. --------------------------------------------------------------------------------------------------------------

2.20. Date of Assignment of Rights over Future Flows: This is the date of signature of the Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation of the NUEVATEL - BDP SC 049 Investment Trust. -----------

2.21. Accrual Period: For the purposes of collection of the flows described in this Contract, the accrual period is considered to be the period between the First (1st) day of each month and one day prior to the last day of the same month. ---------------------------------------------------------------------

2.22. Deadline for the Transfer of the Assigned Flows or Maturity date of the Future Flows: To calculate the present value of the future flows, the last day of the month will be taken as the maturity date and maximum transfer date of each flow. When the maturity date falls on a Saturday, Sunday or holiday, the transfer shall be made until the following business day. -----------------------

2.23. Maturity date: it is Two Thousand Nine Hundred Twenty-Seven (2.927) calendar days after the Issue Date. -----------------------------------------------------------------------------------------------------------

2.24. Collection Start Date: it is July 1st, 2020. For the first accrual period, the Future Flows of the NUEVATEL - BDP SC 049 INVESTMENT TRUST will be collected from July 1st to July 30th, 2020. -----------------------------------------------------------------------------------------------------------------------

2.25. Future Flows: They are the cash flows resulting from NUEVATEL's income received in the Hoarding Accounts described in Section 2.12.8, irrevocably assigned by the Originator to form the NUEVATEL - BDP SC 049 INVESTMENT TRUST, pursuant to the proportions and amounts of money established in the present Contract. ------------------------------------------------------------------

2.26. Liquidity Fund: This is the internal hedging mechanism intended to cover possible liquidity eventualities of the Investment Trust. This Fund is a backup established by the Originator, with part of the resources proceeding from the placement of the Securities. In case it is used, it shall be reimbursed in the manner established in sections 45.2 and 44.1.1 of this contract. --------------

2.27. Extraordinary Expenses: These are unforeseen expenses of the Investment Trust not contemplated in the Costs and Expenses budgeted in Article Seventeenth, essential and necessary for its operation, including all judicial and extrajudicial expenses that the Securitization Company should incur in the defense and protection of the Investment Trust. The use of the Liquidity Fund for Extraordinary Expenses shall be made in accordance with the terms of Article Forty-fifth of this Contract. --------------------------------------------------------------------------------------------

2.28. Relevant Fact: In accordance with the Securities Market Law and Article 1, section 4, Chapter VI, Title I of the Regulations of the Securities Market Registry, contained in Book 1 of the Compilation of Rules for the Securities Market, issued by ASFI, is any event caused by the issuer or not, which due to its importance may affect it or its related companies, in such a way that it influences or may influence the decision to invest in Securities issued by it or that may alter the price of its Securities in the market. --------------------------------------------------------------------------------

2.29. Receivable Accounts Operator: It is the financial institution in charge of managing the Receivable Accounts according to the terms of this Contract and the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". In this securitization, the Receivable Accounts Operator is the Banco Nacional de Bolivia S.A., or whoever substitutes it. Any reference made in this Contract to the Bank that manages the accounts shall be understood as a reference to the Receivable Accounts Operator. ------------------------------------------------------------------------------------------------------------------

2.30. Originator: It is the company EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. -------------------------------------------------------------------------------------------------------

2.31. NUEVATEL - BDP SC 049 INVESTMENT TRUST: It is the Investment Trust conformed by the rights over the Future Flows that the Originator assigns for effects of the Securitization Process, in the proportions and amounts of money that these rights could generate according to the present Contract. To the corresponding effects it will be called indistinctly "Investment Trust" or " NUEVATEL - BDP SC 049 Investment Trust". ----------------------------------------------------------

2.32. Placement Period: The term of the primary placement shall be Ninety (90) calendar days counted from the Issue Date. ----------------------------------------------------------------------------------------

2.33. Premium: It is the additional amount to the Curve Price of the Securitized Securities obtained in the placement. This surplus shall be delivered to the Originator in accordance with the terms of section 23.2 of this Contract. ------------------------------------------------------------------------

2.34. Securitization Process: It is the mechanism through which NUEVATEL assigns, up to the amounts established in this Contract, the rights over its Future Flows, for the conformation of the NUEVATEL - BDP SC 049 INVESTMENT TRUST, with charge to which, the Securitized Securities denominated NUEVATEL - BDP SC 049 will be issued, negotiable in the Stock Market, all according to this Contract. ----------------------------------------------------------------------------------------

2.35. Early Redemption: The total or partial prepayment in advance of the remaining principal of the Securitized Securities, plus the interest accrued to that date, in accordance with the terms of Article Forty-First of this Contract. -------------------------------------------------------------------------------

2.36. Remainder: They are all those resources, balances, asset or surplus goods in the Investment Trust, after all the Costs, Expenses and Liabilities of the NUEVATEL - BDP SC 049 Investment Trust have been paid in full. --------------------------------------------------------------------------

2.37. Common Representative of Holders of Securitized Securities: It is Promotora Financiera y Tecnológica S.R.L. (PROFIT), which has been provisionally appointed in accordance with the terms of Article 1, Section 2, Chapter VI, Title I, Book 3 of the Securitization Regulations contained in the Compilation of Rules for the Securities Market of ASFI. The monthly payment of the Commission for Representation will be in charge of the Investment Trust according to the terms of the "Contract of Representation of Holders of NUEVATEL - BDP SC 049 Securitization Securities". ----------------------------------------------------------------------------------------------------------------

2.38. Securitization Company: It is BDP SC, legal representative and manager of the NUEVATEL - BDP SC 049 Investment Trust. In such capacity, it will be the one who relates directly with the Holders of Securitized Securities issued with charge to the Investment Trust. Likewise, it will guard over the safe and efficient management of the resources that enter to the Investment Trust, proceeding from the Future Flows generated by NUEVATEL. ----------------------

2.39. Securitized Securities: They are the NUEVATEL - BDP SC 049 Securitized Securities of credit content and of Public Offer, issued with charge to the NUEVATEL - BDP SC 049 Investment Trust within the Securitization Process, which grant to its Holders of Securitized Securities the power to exercise the rights and obligations incorporated in them, according to this Contract and to the prerogatives of the Securities issued under the Bolivian legislation. The NUEVATEL - BDP SC 049 Securitized Securities will be registered for its quotation in the BBV, previous registration and authorization of public offer of the ASFI. The prescription of the obligations contained in the Securitized Securities issued according to the present Contract, for principal and interests, will be governed by the pertinent legal norms. In the present Contract they will be denominated indistinctly "Securities", "Securitized Securities" or "NUEVATEL - BDP SC 049 Securitized Securities". --------------------------------------------------------------------------------------------------------------

2.40. Paying Agent: It is the Stock Exchange Agency in charge of making the payment of principal and interests of the NUEVATEL - BDP SC 049 Securitized Securities. For the present Securitization Process, the Paying Agent is BNB Valores S.A. Agencia de Bolsa, registered in the Registry of the Securities Market of the regulatory entity under the registry No. SPVS-IV-AB-NVA-005/2002. -----------------------------------------------------------------------------------------------------------------

2.41. Issue Date: The date determined by the Securitization Company and established in the ASFI's Resolution authorizing the Public Offering and the registration of the Securitized Securities Issue in ASFI's Securities Market Registry. -------------------------------------------------------

2.42. Redemption Price: In the case of Early Redemption by Drawing, following the procedure set forth in the Bolivian Commercial Code, it is the amount at which the Securitized Securities will be redeemed, with the calculation method described in Article Forty-first of this document. --------

2.43. Clients: Nuevatel's clients may be classified as follows: ----------------------------------------------

2.42.1. Dealer or Authorized Dealer: It is the legal entity, sole proprietorship or partnership, which exercises as authorized distributor of NUEVATEL for the commercialization of products and/or services. The Dealer acquires products of NUEVATEL to distribute them in the areas and markets assigned for such effect. --------------------------------------------------------

2.43.2 Wholesaler: It is the legal entity, sole proprietorship or partnership, that acts as a distributor of Cards and Electronic Recharge products. The Wholesaler acquires Nuevatel's products in order to commercialize them. ----------------------------------------------------------------

2.43.3 Individual or corporate customers (Users): Those who subscribe a Multiservice contract and/or the acceptance of the terms and conditions of the services provided by NUEVATEL. ------------------------------------------------------------------------------------------------------

THIRD: (LEGAL BACKGROUND). --------------------------------------------------------------------------------

- Securities Market Law No. 1834 of March 31st, 1998, as amended. ------------------------------

- Code of Commerce. --------------------------------------------------------------------------------------------

- Supreme Decree No. 25514 dated September 17th, 1999, which establishes the general rules that regulate the organization and activities of the Securitization Companies and the Securitization Process. ----------------------------------------------------------------------------------------

- The Securitization Regulations, contained in Book 3 of the Compilation of Rules for the Securities Market issued by the ASFI. --------------------------------------------------------------------

- The Public Offering Regulations, contained in Book 2, Title I, Chapter I, of the Compilation of Rules for the Securities Market issued by the ASFI. -----------------------------------------------

- Any regulation in force regarding the subject matter of this Irrevocable Assignment of Rights over Future Flows Contract. ----------------------------------------------------------------------------------

- BDP SC Board of Directors Resolution N° 005/2020, from the Board of Directors Minute No. 001/2020 dated January 14th, 2020, which authorizes BDP SC, among others, to carry out this NUEVATEL - BDP SC 049 Securitization Process and to execute the respective Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation, to conform the Investment Trust and all the necessary Addenda to carry out the Issuance of Securitized Securities with charge to the NUEVATEL - BDP SC 049 Investment Trust. ------------------------------------------------------

- The Originator, with the purpose of obtaining a source of financing for liabilities exchange and investment principal, has decided to assign for a securitization process the Future Flows coming from NUEVATEL's income received in the Hoarding Accounts, so that an Investment Trust is formed, with charge to which "NUEVATEL - BDP SC 049 Securitized Securities" will be issued. Therefore, by means of Minutes of Extraordinary General Meeting of Shareholders of the EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. dated December 3rd, 2019 and January 31st, 2020, notarized before Notary Public No. 101 under the responsibility of Dr. José Luis García Estevez, of the Judicial District of La Paz, the execution of the present Contract and necessary Addenda, are approved and authorized, on the basis of which the "NUEVATEL - BDP SC 049 Investment Trust" will be conformed, according to the established by the legal dispositions in force. ----------------------

- Special Power of Attorney granted by the company NUEVATEL in favor of HUMBERTO GONZALO ENDARA DE UGARTE and HEINZ MARCELO HASSENTEUFEL LOAYZA, contained in the Public Deed No. 1388/2019, dated December 20th, 2019, notarized before the Notary Public No. 101, under the responsibility of Dr. Jose Luis Garcia Estevez, of the Judicial District of La Paz. -------------------------------------------------------------------------------------

FOURTH: (OBJECT). -------------------------------------------------------------------------------------------------

The proceedings obtained by the Originator by means of the Securities issued by the NUEVATEL - BDP SC 049 Investment Trust to the stock market, have to be cancelled in accordance with Article Ninth and the same will be recognized as an assignment of Rights over future flows of the Originator towards the NUEVATEL - BDP SC 049 Investment Trust. ------------------------------------

4.1. Irrevocable Assignment.- By the present Contract, the Originator, in a free and voluntary way and without any defect of consent, assigns in an absolute and irrevocable way in legal and accounting terms to the NUEVATEL - BDP SC 049 Investment Trust, represented and administered by the Securitization Company, the right of dominion over the Future Flows as of the next business day of the signature of this contract, deposited in the Hoarding Accounts from July 1st, 2020 and thereafter from the first (1st) day of each month, up to the amounts specified in Article Nine and in accordance with the terms of Articles Eleventh and Forty-fifth of this contract. -------------------------------------------------------------------------------------------------------------------

In this sense, the Future Flows are defined in section 2.25 of this document. Likewise, the Future Flows assigned, up to the amount established in this Contract and according to its terms, correspond to the Investment Trust since they are deposited in the Hoarding Accounts defined in section 2.12.8 by the Originator. -----------------------------------------------------------------------------------

In no case, shall the present Assignment be able to be considered as an Assignment of Credit Rights, therefore, the Investment Trust only has rights over the Future Flows coming from NUEVATEL's income received in the Hoarding Accounts. ---------------------------------------------------

4.2. Issue and Placement of NUEVATEL - BDP SC 049 Securitized Securities. ------------------

The Securitization Company assumes the obligation to conform the NUEVATEL - BDP SC 049 Investment Trust, with charge to which the issue of the NUEVATEL - BDP SC 049 Securitized Securities will be carried out, according to the terms of the present Contract, for an amount of Bs. 169.000.000.- (One Hundred Sixty-Nine Million 00/100 Bolivians) divided in two Series: Series "A" and Series "B". ------------------------------------------------------------------------------------------------------

The Securitized Securities are of credit content, of Public Offering and will be placed through the primary stock market of the BBV. -----------------------------------------------------------------------------------

The placement services in the primary stock market will be provided by BNB Valores S.A. Agencia de Bolsa, according to the terms and conditions set forth in the "Service Rendering Agreement for the Placement of Securities issued through the Securitization Process NUEVATEL - BDP SC 049", executed on March 5th, 2020 between the Originator and the Underwriter. ----------------------

4.3. Collection of flows.- In order to implement the Assignment of Rights over Future Flows that the Originator will carry out by means of this Contract, it is obliged and responsible to carry out the corresponding collection procedures for all NUEVATEL's income received in the Hoarding Accounts until covering the amount assigned to the Investment Trust according to the schedule stipulated in Article Ninth of the present Contract and, if applicable, others that correspond according to the terms of Articles Eleventh and Forty-fifth of the present Contract. For amounts that exceed those transfers, as they are the property and domain of the Originator, they may be disposed of by the latter in accordance with the terms of Section 10.6 of Article Tenth of this Contract and in the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". --------------------------------------------

The Receiving Accounts will be managed by the Bank or whoever substitutes it, according to the mechanisms, terms and conditions stipulated in the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". ----------------------------------------------------------------------------------------------------------------------

Any other agreement or amendment that totally or partially replaces the tripartite "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust", must always be executed by the Originator, the Securitization Company and the Receivable Accounts Operator, or the Financial Entity that replaces it, and made known to the Common Representative of Holders of Securitized Securities. -------------------

The Originator and BDP SC may not carry out acts of disposition on the resources hoarded for the Investment Trust other than those established in this Contract, nor may they be affected by third party creditors of the Originator or of the Securitization Company as a consequence of the terms of Article 80 of the Securities Market Law. If these resources or income hoarded for the Investment Trust were to be affected by judicial or other actions by third parties, the Securitization Company shall perform the necessary acts pursuant to Section 4.4. of this Article to disaffect them and the costs shall be absorbed by the Investment Trust, in accordance with the terms of Article Forty-fifth of this Contract. -----------------------------------------------------------------

The assigned flows correspond to the Investment Trust from the time they enter the Hoarding Accounts and until reaching the amounts established in Article Ninth of this Contract and, if applicable, also other amounts that correspond in accordance with the terms of Articles Eleventh and Forty-fifth of this Contract. Once the amounts established in the present Contract are reached and transferred to the Collection Accounts, the resources that are deposited in the Receiving Accounts correspond to the Originator and will have to be transferred to NUEVATEL's Administrative Accounts. ----------------------------------------------------------------------------------------------

The Parties establish that the collection of the Future Flows will be in charge and under the responsibility of the Originator. --------------------------------------------------------------------------------------

4.4. Management and Representation of the NUEVATEL - BDP SC 049 Investment Trust. - The Parties agree that the NUEVATEL - BDP SC 049 Investment Trust will be legally represented by BDP Sociedad de Titularización S.A., which will exercise its judicial and extrajudicial defense during the validity of the Investment Trust according to the terms of the present Contract. ---------

FIFTH: (TERM OF THE CONTRACT). ----------------------------------------------------------------------------

The term of this Assignment Contract is from the date of execution until the date of the report of the External Audit on the liquidation of the Investment Trust. In the case of early liquidation described in Article Forty-first, the obligations of the Originator shall remain in force vis-à-vis whoever is holder of the rights granted by this Contract, in accordance with the terms of the Articles on liquidation of the Investment Trust contained in this Contract. -------------------------------

In the event the placement target described in Article Twenty First is not achieved, the term of this Contract will be until the reimbursement of the funds to the holders described in Section 40.16 of Article Fortieth. -------------------------------------------------------------------------------------------------------

Likewise, in the event of the occurrence of the provisions of Section 39.3.1, the term of this Contract shall be until the same is terminated. ------------------------------------------------------------------

SIXTH: (DECLARATIONS OF THE ORIGINATOR AND THE SC). --------------------------------------

6.1. That the resources to be received from the placement of the Securitized Securities generated by this Securitization Process of Bs. 169.000.000.- (One hundred and sixty-nine million 00/100 Bolivians), shall be destined to the following: --------------------------------------------------------------------

- Bs. 1.000.000 (One million 00/100 Bolivians) for the conformation of a Liquidity Fund; ----

- Bs. 82.100.000 (Eighty-two million one hundred thousand 00/100 Bolivians) Liabilities exchange; -------------------------------------------------------------------------------------------------------

- Bs. 85.900.000 (Eighty-Five Million Nine Hundred Thousand 00/100 Bolivians) for investment Principal; -----------------------------------------------------------------------------------------

Under the terms established in Article Twenty of this contract. ---------------------------------------------

6.2. That the rights over the Future Flows assigned to the Investment Trust do not guarantee the payment of other obligations contracted by the Originator. However, the Originator declares that it has payment obligations with its creditors, according to its Financial Statements. ------------------

6.3. That it has not been declared insolvent, nor is it subject to a bankruptcy process, nor has it entered into a reorganization proceeding or voluntary corporate restructuring. Likewise, that there is no evidence that it could be immersed in any of the aforementioned processes. -------------------

6.4. That it expressly authorizes BDP SC to request information on its credit history and other accounts payable of an economic, financial and commercial nature registered in the Information Bureaus, during the entire term of the Investment Trust. -----------------------------------------------------

6.5. That it authorizes to incorporate the Originator's credit data and its accounts payable, derived from the assignment of Future Flows of the Originator to the NUEVATEL - BDP SC 049 Investment Trust, implemented through this Contract, in the databases owned by the Information Bureaus that have an operating license from the Supervisory Body. --------------------------------------

6.6. That it is aware of and agrees to comply with all legal provisions related to securitization processes, as set forth in the Securities Market Law, Regulatory Decrees, rules issued by the ASFI and other provisions related to securitization processes. --------------------------------------------

6.7. That the information with which this Securitization Process is carried out, provided by the Originator directly to BDP SC, the Underwriter and the Risk Rating Agency, is reliable and truthful. ---------------------------------------------------------------------------------------------------------------------

6.8. That the Future Flows established in the schedule indicated in Article Ninth of the present Contract will enter to the Investment Trust monthly according to the stipulated in the present Contract, since the Originator receives NUEVATEL's income received in the Hoarding Accounts.

6.9. That it shall carry out all the necessary actions to achieve the income that will allow to reach the Future Flows established in Article Ninth, so that these effectively enter the Hoarding Accounts and that, consequently, it knows that it cannot assign under any legal figure the rights over its total income for an amount such as to prevent it from obtaining the mentioned flows. ---------------

6.10. That the Future Flows of EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. are not assigned to any other Investment Trust, Investment Trust, Trust or any other legal entity. --------------------------------------------------------------------------------------------------------

6.11. There does not exist any legal obstacle, condition or internal or external impediment of any nature that prevents the object of this Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation, whose conditions and characteristics have been agreed with BDP Sociedad de Titularización S.A., from being fully fulfilled. --------------------------------------------------------------------------------------------------------------------

6.12. There are no encumbrances, limitations of ownership, prohibitions of alienation, suspensive or resolutory conditions, nor are any taxes, fees or contributions pending payment over the future flows to be assigned to the Investment Trust created under the terms of the Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation. ---------------------------------------------------------------------------------------------------------

The Originator and the Structurer without prejudice to any other obligations or other guarantees granted as part of the present document, declare that: -------------------------------------------------------

6.13. They are legally incorporated, established and registered companies under the laws of the Plurinational State of Bolivia. -----------------------------------------------------------------------------------------

6.14. They have all the permits and authorizations required by law to perform the activities related to this Contract. ----------------------------------------------------------------------------------------------------------

6.15. They have all the authorizations and approvals of the competent corporate bodies and that the signature and execution of this Contract by each of the legal representatives is within their powers, fully and effectively binding them. -----------------------------------------------------------------------

6.16. That the Originator has notified all clients possible, the account numbers of Banco Mercantil Santa Cruz S.A. and Banco Solidario S.A. to which they can make payments for services. --------

INVESTMENT TRUST OPERATION

SEVENTH: (MANAGEMENT OF THE INVESTMENT TRUST) -----------------------------------------The NUEVATEL - BDP SC 049 Investment Trust will be managed and legally represented by the Securitization Company, who will exercise the judicial and extrajudicial defense during its validity, directly or by means of third parties. The management of the assets and documents inherent to this Securitization Process that conform the Investment Trust will be in charge of the Securitization Company, without need of an accessory contract of management and deposit, having to be observed the established in the "Treasury Policies, Procedures and Specific Functions for the Management of the NUEVATEL - BDP SC 049 Investment Trust", that in Annex "B" forms part of the present Contract, without need of transcription. -------------------------------------

EIGHTH: (COMMISSION OF THE SECURITIZATION COMPANY). -------------------------------------

For the services established in this Contract, BDP Sociedad de Titularización S.A., shall receive a total commission of Bs. 3.212.693,76 (Three Million Two Hundred Twelve Thousand Six Hundred Ninety-Three 76/100 Bolivians) charged monthly to the Investment Trust on the last business day of each month, upon delivery to the Investment Trust of the respective invoice. If there are not sufficient resources in the Investment Trust, this commission shall be charged together with the commission for the following month. The amount to be charged monthly by the Investment Trust is detailed below: ---------------------------------------------------------------------------------

Period	Payment date	Management Commission in Bolivians
1	Aug.-20	66.241,11
2	Sep.-20	65.551,10
3	Oct.-20	64.861,09
4	Nov.-20	64.171,07
5	Dec.-20	63.481,06
6	Jan.-21	62.791,05
7	Feb.-21	62.101,04
8	Mar.-21	61.411,03
9	Apr.-21	60.721,02
10	May-21	60.031,00
11	June-21	59.340,99
12	July-21	58.650,98
13	Aug.-21	57.960,97
14	Sep.-21	57.270,96
15	Oct.-21	56.580,95
16	Nov.-21	55.890,94
17	Dec.-21	55.200,92
18	Jan.-22	54.510,91
19	Feb.-22	53.820,90
20	Mar.-22	53.130,89
21	Apr.-22	52.440,88
22	May-22	51.750,87
23	June-22	51.060,85
24	July-22	50.370,84
25	Aug.-22	49.680,83
26	Sep.-22	48.990,82
27	Oct.-22	48.300,81

Period	Payment date	Management Commission in Bolivians
28	Nov.-22	47.610,80
29	Dec.-22	46.920,79
30	Jan.-23	46.230,77
31	Feb.-23	45.540,76
32	Mar.-23	44.850,75
33	Apr.-23	44.160,74
34	May-23	43.470,73
35	June-23	42.780,72
36	July-23	42.090,70
37	Aug.-23	41.400,69
38	Sep.-23	40.710,68
39	Oct.-23	40.020,67
40	Nov.-23	39.330,66
41	Dec.-23	38.640,65
42	Jan.-24	37.950,64
43	Feb.-24	37.260,62
44	Mar.-24	36.570,61
45	Apr.-24	35.880,60
46	May-24	35.190,59
47	June-24	34.500,58
48	July-24	33.810,57
49	Aug.-24	33.120,55
50	Sep.-24	32.430,54
51	Oct.-24	31.740,53
52	Nov.-24	31.050,52
53	Dec.-24	30.360,51
54	Jan.-25	29.670,50
55	Feb.-25	28.980,48
56	Mar.-25	28.290,47
57	Apr.-25	27.600,46
58	May-25	26.910,45
59	June-25	26.220,44
60	July-25	25.530,43
61	Aug.-25	24.840,42
62	Sep.-25	24.150,40
63	Oct.-25	23.460,39
64	Nov.-25	22.770,38
65	Dec.-25	22.080,37
66	Jan.-26	21.390,36
67	Feb.-26	20.700,35
68	Mar.-26	20.010,33
69	Apr.-26	19.320,32
70	May-26	18.630,31
71	June-26	17.940,30
72	July-26	17.250,29
73	Aug.-26	16.560,28
74	Sep.-26	15.870,27
75	Oct.-26	15.180,25
76	Nov.-26	14.490,24
77	Dec.-26	13.800,23
78	Jan.-27	13.110,22
79	Feb.-27	12.420,21
80	Mar.-27	11.730,20
81	Apr.-27	11.040,18
82	May-27	10.350,17
83	June-27	9.660,16
84	July-27	8.970,15

Period	Payment date	Management Commission in Bolivians
85	Aug.-27	8.280,14
86	Sep.-27	7.590,13
87	Oct.-27	6.900,12
88	Nov.-27	6.210,10
89	Dec.-27	5.520,09
90	Jan.-28	4.830,08
91	Feb.-28	4.140,07
92	Mar.-28	3.450,06
93	Apr.-28	2.760,05
94	May-28	2.070,03
95	June-28	1.380,02
96	July-28	690,01
	Total	3.212.693,76

NINTH: (CHARACTERISTICS AND VALUES OF THE NUEVATEL - BDP ST 049 INVESTMENT TRUST) ------------------------------------------------------------------------------------------------------------

The Future Flows of the NUEVATEL - BDP ST 049 Investment Trust will be collected from July 1st, 2020 and hereinafter from the day one (1) until one day before the last day of each month according to what is described as "Accrual Period" in the Sections 2.21 of the present Contract. The assignment of the flows shall be made every day until the quota established in Article Ninth of the present Contract is met, as defined as "Flow Assignment Day" in Section 2.14 of Article Two of the present Contract. -----------------------------------------------------------------------------------------

The Future Flows are constituted by the rights on NUEVATEL's income received in the Hoarding Accounts. -----------------------------------------------------------------------------------------------------------------

The transfer of the future flows will be carried out until the last day of each month according to the established in Section 2.22 of the present Contract. ------------------------------------------------------

During the life period of the Issue of the Credit Content Securitized Securities, these amount up to an amount of Bs. 235.938.009,57 (Two Hundred Thirty-Five Million Nine Hundred Thirty-Eight Thousand and Nine 57/100 Bolivians) and whose detail of amounts and maturities is established in the following table: ---------------------------------------------------------------------------------------------------

Period	Deadline for the Transfer of the Assigned Cash Flows Maturity Date of the Future Cash Flows	Total (Bs)
1	31-July-20	1.532.093,78
2	31-Aug.-20	1.662.868,35
3	30-Sep.-20	1.354.210,56
4	31-Oct.-20	1.407.560,54
5	30-Nov.-20	1.352.830,53
6	31-Dec.-20	1.380.870,52
7	31-Jan.-21	1.380.180,51
8	28-Feb.-21	1.293.570,90
9	31-Mar.-21	1.378.800,49
10	30-Apr.-21	1.475.020,47
11	31-May-21	1.377.420,46
12	30-June-21	1.348.000,41
13	31-July-21	959.373,77
14	31-Aug.-21	1.237.921,54
15	30-Sep.-21	929.263,75
16	31-Oct.-21	982.613,74
17	30-Nov.-21	927.883,72
18	31-Dec.-21	955.923,71
19	31-Jan.-22	955.233,70
20	28-Feb.-22	868.624,09
21	31-Mar.-22	953.853,68
22	30-Apr.-22	1.019.603,67
23	31-May-22	952.473,65
24	30-June-22	923.053,64

Period	Deadline for the Transfer of the Assigned Cash Flows Maturity Date of the Future Cash Flows	Total (Bs)
25	31-July-22	951.093,63
26	31-Aug.-22	1.094.441,40
27	30-Sep.-22	920.983,61
28	31-Oct.-22	974.333,60
29	30-Nov.-22	919.603,59
30	31-Dec.-22	947.643,57
31	31-Jan.-23	946.953,56
32	28-Feb.-23	860.343,95
33	31-Mar.-23	945.573,54
34	30-Apr.-23	999.468,53
35	31-May-23	944.193,52
36	30-June-23	914.773,50
37	31-July-23	942.813,49
38	31-Aug.-23	1.068.635,70
39	30-Sep.-23	912.703,47
40	31-Oct.-23	966.053,46
41	30-Nov.-23	911.323,45
42	31-Dec.-23	4.342.347,44
43	31-Jan.-24	4.341.657,42
44	29-Feb.-24	4.304.260,61
45	31-Mar.-24	4.340.277,40
46	30-Apr.-24	4.402.727,21
47	31-May-24	4.338.897,38
48	30-June-24	4.319.752,57
49	31-July-24	4.337.517,35
50	31-Aug.-24	4.429.033,58
51	30-Sep.-24	4.317.682,53
52	31-Oct.-24	4.360.757,32
53	30-Nov.-24	4.316.302,51
54	31-Dec.-24	4.334.067,30
55	31-Jan.-25	4.333.377,28
56	28-Feb.-25	4.277.728,47
57	31-Mar.-25	4.331.997,26
58	30-Apr.-25	4.390.152,25
59	31-May-25	4.330.617,24
60	30-June-25	4.365.687,63
61	31-July-25	3.146.372,42
62	31-Aug.-25	3.210.638,65
63	30-Sep.-25	3.144.992,39
64	31-Oct.-25	3.169.612,38
65	30-Nov.-25	3.143.612,37
66	31-Dec.-25	3.142.922,36
67	31-Jan.-26	3.142.232,35
68	28-Feb.-26	3.141.542,33
69	31-Mar.-26	3.140.852,32
70	30-Apr.-26	3.214.102,55
71	31-May-26	3.139.472,30
72	30-June-26	3.138.782,29
73	31-July-26	3.138.092,28
74	31-Aug.-26	3.175.117,33
75	30-Sep.-26	3.136.712,25
76	31-Oct.-26	3.161.332,24
77	30-Nov.-26	3.135.332,23
78	31-Dec.-26	3.134.642,22
79	31-Jan.-27	3.133.952,21

Period	Deadline for the Transfer of the Assigned Cash Flows Maturity Date of the Future Cash Flows	Total (Bs)
80	28-Feb.-27	3.133.262,20
81	31-Mar.-27	3.132.572,18
82	30-Apr.-27	3.202.489,98
83	31-May-27	3.131.192,16
84	30-June-27	3.130.502,15
85	31-July-27	3.129.812,14
86	31-Aug.-27	3.140.728,01
87	30-Sep.-27	3.128.432,12
88	31-Oct.-27	3.153.052,10
89	30-Nov.-27	3.127.052,09
90	31-Dec.-27	3.126.362,08
91	31-Jan.-28	3.125.672,07
92	29-Feb.-28	3.124.982,06
93	31-Mar.-28	3.124.292,05
94	30-Apr.-28	3.191.732,03
95	31-May-28	1.600.532,18
96	30-June-28	0,00
	Total	235.938.009,57

In addition to the Flows assigned each month, the withholding of resources may be increased due to the need for additional flows that may be required in accordance with the terms of this Contract in Articles Eleven and Forty-fifth of this Contract. ---------------------------------------------------------------

The constitution of the NUEVATEL - BDP SC 049 Investment Trust is carried out by means of the execution of the present Contract, for a present value as of May 25th, 2020 of Bs. 167.938.184,96.- (One Hundred Sixty-Seven Million Nine Hundred Thirty-Eight Thousand One Hundred Eighty-four 96/100 Bolivians) resulting from the discount of the assigned flows in Bolivians of Bs. 235.938.009,57 (Two Hundred Thirty-five Million Nine Hundred Thirty-eight Thousand Nine 57/100 Bolivians), at a discount rate of 8.667104% per annum, which was made through the execution of this Contract, amount that will reach a value of Bs. 169.000.000.- (One Hundred Sixty-nine Million 00/100 Bolivians) on June 30th, 2020, which is the Issue Date. --------

In the event of failure to collect the amounts detailed in this Article, the Originator authorizes BDP SC to incorporate the data of the accounts payable to the Investment Trust corresponding to the future flows due, in the databases owned by the Information Bureaus that have an operating license from the Supervisory Body as stated in Section 6.5. Additionally, the Originator shall submit an action plan to remedy the default within a maximum period of 15 business days following the default. ---------------------------------------------------------------------------------------------------

TENTH: (COLLECTOR OF FUTURE FLOWS). ----------------------------------------------------------------

The Parties hereby establish that the collection of the Future Flows shall be in charge and under the responsibility of the Originator, without the need for an accessory contract and without additional cost for the Investment Trust, until their deposit in the Bank or whoever substitutes it, according to the operations, conditions and terms set forth in Section 4.3 of Article Four of this Contract. ------------------------------------------------------------------------------------------------------------------

The obligations of the Originator, as collector of the future flows obtained, are the following: ------

10.1. The Originator, until prior to the Issuance of the Securitized Securities, shall have incorporated the terms of Annex "A", which forms an inseparable part of this Contract, in all the mandates it may have granted to its executives for the management of all its accounts. ------------

In the event that the Originator requires to open new accounts, it shall previously inform the Securitization Company, the External Auditors and the Common Representative of Holders, explaining the reasons for such openings and, if there is an appointment of new or different attorneys-in-fact, the names of the executives and/or officers authorized for such openings and the handling thereof. ---------------------------------------------------------------------------------------------------

10.2. The designation of attorneys-in-fact and the opening of new accounts are constituted as a Relevant Fact, which shall be communicated by the Originator, within the following business day, of its occurrence, to BDP SC, the External Auditor and the Common Representative of Holders and subsequently BDP SC shall communicate the Relevant Fact on behalf of the Investment Trust to the ASFI and the BBV. --------------------------------------------------------------------------------------------

10.3. The Originator, on its own account, shall tax and invoice its income in accordance with the legal provisions in force. Likewise, the Investment Trust Manager shall instruct that the funds collected in the accounts determined in Section 2.12.8. be automatically transferred at the end of each Monday and Thursday to the Receiving Account(s) opened at the Bank. In the event that the transfer days occur on holidays, the transfers shall be made on the following business day. -

10.4. At the end of each Monday and Thursday, the balances of the Hoarding Account(s) shall be transferred to the Receiving Account(s) of the Investment Trust operated in accordance with the " Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". Subsequently, the Receiving Account Operating Bank shall be responsible for paying the monthly amount of the corresponding assigned flow amount, in accordance with the schedule specified in Article Ninth of this Contract. ------------------

10.5. The payment of the monthly amount of the amount of the corresponding assigned flow, in accordance with the schedule specified in Article Ninth of this Contract, shall be transferred from the Receiving Account(s) to the Collection Account(s) of the Investment Trust, until the amount of the quota established in said schedule is reached, or the amount accrued between the first (1st ) day of each month and up to one day before the last day of the same month, considering as first collection period from July 1st to July 30th, 2020 and as first maturity date July 31st, 2020, except for other terms set forth in Articles Eleventh and Forty-fifth of this Contract. When the maturity falls on a Saturday, Sunday or holiday, the transfer shall be made until the following business day. -------------------------------------------------------------------------------------------------------------------------

10.6. Once the obligations of the Investment Trust have been fulfilled, the balances of the Receiving Account(s) will be transferred to NUEVATEL's Administrative Account(s). Also, NUEVATEL will be able to dispose of the resources of the Administrative Account(s), freely, unrestrictedly and unconditionally, and the above mentioned funds will not be affected by the dispositions, limits, restrictions or assignment agreed in this contract, for not being part of the assigned Future Flows, without the Securitization Company, the Common Representative of  Holders of Securitized Securities, the General Assembly of Holders of Securitized Securities, or any of the Holders of Securitized Securities preventing or restricting it. ----------------------------------

10.7. In the event that the flow transferred to the Collection Accounts of the Investment Trust is less than the monthly amount of the flow established in Article Ninth of this Contract as of the date determined, it shall proceed as described in Article Forty-six. ----------------------------------------------

10.8. Likewise, the Originator shall ensure that there is no impediment for the normal hoarding of NUEVATEL's income received in the Hoarding Accounts. ------------------------------------------------

10.9. In case of being necessary, NUEVATEL will have to complete the balance not hoarded by NUEVATEL's income received in the Hoarding Accounts. The deposit of the remaining balance will be carried out in the Receiving Accounts, at the request of BDP SC that will send a formal note requesting the disbursement on the day following the Maturity date of the Future Flows. In case of not having a positive answer on the part of NUEVATEL, the mechanisms of hedging and/or additional security of the Investment Trust will be used. --------------------------------------------

If the collected flow were insufficient for more than 2 consecutive months, NUEVATEL commits itself to include the Bank with greater collection in the last 12 months (from the date of nonfulfillment). This will have to be implemented through an Addendum to the present Contract of Assignment, which will have to be put in consideration of the Assembly of Holders according to the established in Article Forty-third and NUEVATEL in coordination with BDP SC will have to manage with the corresponding Bank the collection operative. ---------------------------------------------

The established in the previous paragraph, does not prevent for the mechanisms of hedging to be replaced in accordance with the established in Article Forty-sixth. ------------------------------------

ELEVENTH: (SEMIANNUAL CERTIFICATIONS OF NON-DIVERSION OF FUNDS) ---------------

11.1 The External Auditor shall make semiannual certifications of all income from the Hoarding Accounts and others indicated in the " Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust", based on the procedures described in said Contract. The cut-off date for the periods analyzed will be the closing of June and December during all the years of life of the Trust. In the case of the first certification, the period elapsed between the collection start date and December 31st, 2020 will be considered and for the last certification only the period elapsed between January 1st, 2028 and July 5th, 2028 will be considered. ------------------------------------------------------------------------------------------------------

11.2. The corresponding audit certification shall be delivered to the Securitization Company no later than sixty (60) calendar days from the closing of the period analyzed. The Securitization Company shall send the Audit Certification to the ASFI up to one business day after receipt thereof. --------------------------------------------------------------------------------------------------------------------

11.3. In the event that by mistake and in an extraordinary manner the future flows collected in the accounts described in Section 10.4. are transferred to accounts other than the Receiving Accounts administered by the Bank, these funds must be transferred to the Receiving Accounts of the Investment Trust, within up to 3 (three) business days, without the need for an accessory contract and at no additional cost to the Investment Trust, according to the operation, conditions and terms provided in the " Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". -----------------------------

11.4. If as a result of the review by the Auditor hired to perform the Certification of No Diversion of Funds, a diversion of funds is detected in the semester analyzed for an amount greater than Bs. 2.400.000 (Two million four hundred thousand 00/100 Bolivians), a fine shall be applied to the Originator equivalent to the TRE in Bolivians plus 4.00% per annum in Bolivians on the amount diverted, from the date of the diversion and for the days it took the Originator to remedy the same. ----------------------------------------------------------------------------------------------------------------------

11.5. The payment of this fine shall be made by notice from the Securitization Company to the Receivable Accounts Operator, accompanied by the External Auditor's Certificate. This fine shall be incorporated in the flows assigned by the Originator in the month immediately following the date of the audit certificate. Said amount shall be deposited in the Accumulated Cash Flow Excess Account of the Investment Trust. ------------------------------------------------------------------------------------

11.6. For the purposes of applying this Article, the TRE shall be understood as the TREMN published by the Central Bank of Bolivia and the last rate published on the date of determination of the fine shall be considered to be in force. --------------------------------------------------------------------

11.7. Likewise, if BDP SC identifies actions for which NUEVATEL is making it impossible to collect funds in the Hoarding Accounts, the corresponding clarifications will be requested in writing. In case of not receiving the corresponding clarifications, the fact will be considered as a cause of liquidation of the Investment Trust and a General Assembly of Holders of Securitized Securities will be summoned to determine the liquidation of the Investment Trust. ---------------------------------

11.8. In the event that the General Assembly of Holders of Securitized Securities must be summoned, the Securitization Company shall summon it within a term not to exceed ten (10) business days after the fact is known. -----------------------------------------------------------------------------

11.9. The General Assembly of Holders of Securitized Securities by means of a special majority decision established in Article Forty-three of this Contract, shall resolve whether or not to resolve the early liquidation of the Investment Trust. ---------------------------------------------------------------------

11.10. If the General Assembly of Holders of Securitized Securities decided to liquidate the NUEVATEL - BDP SC 049 Investment Trust, the Securitization Company, will follow the steps established in Article Fortieth and the balance of principal plus interests of the outstanding Securitized Securities will be considered as a liquid, enforceable, due debt, with executive enforceability, considering the unsecured obligation of the Originator, without taking into account the remaining terms established in each Securitization Security, and the payment of the aforementioned securities may be judicially enforced against the Investment Trust. -----------------

TWELFTH: (PRIORITY OF PAYMENTS OF THE INVESTMENT TRUST AND OF THE MEMORANDUM ACCOUNTS). ------------------------------------------------------------------------------------

12.1. The funds proceeding from the collection of the Future Flows of the NUEVATEL - BDP SC 049 Investment Trust, will be destined by the Securitization Company according to the following order of priority and will be invested by it according to the Treasury Policies, Procedures and Specific Functions for the Management of the NUEVATEL - BDP SC 049 Investment Trust, that in Annex "B" are part of the present Contract: -------------------------------------------------------------------

a) Payment of interest on the Securitized Securities. ---------------------------------------------------

b) Payment of principal on the Securitized Securities. --------------------------------------------------

c) Other costs and expenses established in Article Seventeenth of this Contract. --------------

d) Delivery of surpluses of the Assigned Flows when the Coupon Coverage Coefficient is greater than that projected in accordance with Article Nineteenth. -------------------------------

12.2. Upon the termination of the Investment Trust, once the total yield of the Securitized Securities has been made and all accounts payable and expenses payable by the Investment Trust under this Contract have been cancelled, any balance existing in the Investment Trust shall be delivered to the Originator, including the balances of the Memorandum Accounts (which are the accounts so defined in the Manual of Accounts for Investment Trust issued by the ASFI). ---

THIRTEENTH: (ACCOUNTING OF THE INVESTMENT TRUST). ----------------------------------------

The NUEATEL - BDP SC 049 Investment Trust will have independent accounting prepared by the Securitization Company, which will be kept in accordance with the Generally Accepted Accounting Standards and the provisions of the Manual of Accounts for Investment Trusts administered by Securitization Companies issued by the ASFI. -------------------------------------------

FOURTEENTH: (METHOD OF VALUATION OF THE INVESTMENT TRUST). ----------------------

The valuation of the Assets, Liabilities and Memorandum Accounts of the Investment Trust shall be shown in the Balance Sheet and shall be made at the close of each month's accounting period in accordance with the following: ------------------------------------------------------------------------------------

a) The assets of the Investment Trust will be as follows: -----------------------------------------------------

- Present Value of Future Flows, at a discount rate of 9.667104% per annum for cash flows.

- For the valuation of the cash flows, the date to be considered as the due date of each flow will be the last day of each month. ------------------------------------------------------------------------

- Balances of the Collection Account(s) of the Issue (cash plus accrued interest), the value of which will be the balance available at the time of valuation. ------------------------------------

- Balances of the Collection Account(s) (cash plus accrued interest), the value of which will be the balance available at the time of valuation. -----------------------------------------------------

- Balances of the Payment Provision Account(s). ------------------------------------------------------

- Balances of the Accumulated Cash Flow Excess Account(s). ------------------------------------

- Investments in Securities whose valuation will be as established in the Valuation Methodology contained in Book 8, Title I, Chapter I of the Compilation of Rules for the Securities Market issued by the ASFI. ------------------------------------------------------------------

- Other assets that may be generated. --------------------------------------------------------------------

b) The following accounts shall be recorded in the Memorandum Accounts of the Investment Trust: -----------------------------------------------------------------------------------------------------------------------

- Balance of the Hoarding Accounts. -----------------------------------------------------------------------

- Balance of the Receiving Accounts. ----------------------------------------------------------------------

- Balance of the Liquidity Fund Account(s). --------------------------------------------------------------

- Balance of the Allocation of Resources Account(s). -------------------------------------------------

c) The Expenses of the Investment Trust will be the following: ---------------------------------------------

- Maintenance expenses for the Risk Rating, monthly commission for Management of the Investment Trust, maintenance fee in the BBV, maintenance fee in the Securities Market Registry of the ASFI, payment to External Auditing companies to carry out semiannual certifications and annual audits, monthly commission of the Receiving Accounts Operator, of the Paying Agent and Common Representative of Holders of Securitized Securities. --

- Payments of the monthly interest accrued to the Holders of Securitized Securities, pursuant to the terms of this Contract and Chapter I, Title I Valuation Methodology, contained in Book 8 of the Compilation of Rules for the Securities Market, issued by the ASFI. ------------------------------------------------------------------------------------------------------------

- Extraordinary Expenses. ------------------------------------------------------------------------------------

- Other expenses that may be incurred for the continued operation of the Trust. --------------

d) The Liabilities of the Investment Trust shall be as follows: -----------------------------------------------

- Principal of the Securitized Securities: The value of the obligations with the Holders of Securitized Securities by way of principal, will be determined according to Chapter I, Title I Valuation Methodology, contained in Book 8 of the Compilation of Rules for the Securities Market, issued by the ASFI. -------------------------------------------------------------------------------

- Any other liabilities will be valued in accordance with current regulations. ---------------------

FIFTEENTH: (REMAINDER OF THE INVESTMENT TRUST). ---------------------------------------------

The Parties agree that the quantity of the amount of the Remainder is subject to the following: --

15.1. To the timely transfer of the assigned flows product of the Originator's income. --------------

15.2. To the rate of return of the treasury management performed by BSP SC, according to what is established in Annex "B". ------------------------------------------------------------------------------------------

15.3. To the changes in the budget of expenses and costs of the Investment Trust. -----------------

15.4. To the delivery of surpluses, as provided in paragraph d) of Section 12.1 of Article Twelve.

SIXTEENTH: (ACCOUNTS OF THE INVESTMENT TRUST). ---------------------------------------------

For the purposes of this Securitization Process, the Securitization Company shall open the following accounts in the name of the NUEVATEL - BDP SC 049 INVESTMENT TRUST: --------

a) Issuance Collection Account(s). ---------------------------------------------------------------------------

b) Collection Account(s). ----------------------------------------------------------------------------------------

c) Payment Provision Account(s). ----------------------------------------------------------------------------

d) Receivable Account(s). --------------------------------------------------------------------------------------

e) Accumulated Cash Flow Excess Account(s). ----------------------------------------------------------

f) Liquidity Fund Account(s). ----------------------------------------------------------------------------------

g) Allocation of Resources Account(s). ---------------------------------------------------------------------

h) Hoarding Account(s). -----------------------------------------------------------------------------------------

All these accounts must be opened in one or more entities of financial intermediation, at the election of the Securitization Company, with the minimum risk rating established in Annex "B" of the present Contract (Treasury Policies, Procedures and Specific Functions for the Management of the NUEVATEL - BDP SC 049 Investment Trust), with exception of the Receiving Account(s) that will have to be opened in the Operator Bank according to the established in the "CONTRACT FOR THE MANAGEMENT OF THE RECEIVING ACCOUNTS AND THE RESOURCES ASSIGNED TO THE NUEVATEL - BDP SC 049 INVESTMENT TRUST" and the Hoarding Accounts that will have to be opened in the Banks specified in Section 2.12.8. -----------

The Receiving Account(s), the Hoarding Account(s), the Liquidity Fund Account(s) and the Allocation of Resources Account(s) for the shall be recorded in Memorandum Accounts of the Investment Trust. --------------------------------------------------------------------------------------------------------

SEVENTEENTH: (EXPENSES AND COSTS TO BE BORNE BY THE INVESTMENT TRUST) -

The Expenses and Costs of the Investment Trust shall be as follows: ------------------------------------

17.1. Fees of the Risk Rating Entity as from the second year of the Rating. ----------------------------

17.2. Fees of BDP SC for the management of the Investment Trust. -------------------------------------

17.3. Fees of the Common Representative of Holders of Securitized Securities. ----------------------

17.4. Commissions and fees in the ASFI and BBV as applicable. ----------------------------------------

17.5. Expenses arising from External Audit, External Auditors' Certifications and annual audits pursuant to this Contract and those required by the General Assembly of Holders of Securitized Securities. -----------------------------------------------------------------------------------------------------------------

17.6. Expenses for Commissions corresponding to the Receivable Account Operator. --------------

17.7. Expenses for the Paying Agent's Services. ---------------------------------------------------------------

17.8. Banking expenses that may be required, including checkbooks, use of web platform for electronic transfers and payments, transfer commissions and similar, as well as other minor expenses that may be required. -------------------------------------------------------------------------------------

17.9. Expenses occasioned by the summoning and operation of the General Assembly of Holders of Securitized Securities. ----------------------------------------------------------------------------------------------

17.10. The expenses of notices and publications for the payment to Holders of Securitized Securities. -----------------------------------------------------------------------------------------------------------------

17.11. Other expenses that may arise according to the budget. --------------------------------------------

17.12. Costs generated by the payment of interest on the DSSs. ------------------------------------------

17.13. Other expenses that may be necessary for the proper operation of the Investment Trust.

It is worth mentioning that all costs and expenses of the Investment Trust will be paid in Bolivians. Below is a detailed budget of Projected Costs and Expenses of the Investment Trust necessary for its proper functioning: ----------------------------------------------------------------------------------------------

Investment Trust Budget of Costs and Expenses

Concept	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Closing	Total
Interest DSSs	10.595.759	10.452.650	10.452.650	10.146.828	8.011.208	5.745.730	3.602.539	1.316.578	0	60.323.942
ASFI	279.238	279.238	144.038	126.512	92.206	64.956	37.715	11.606	0	1.035.509
BBV	60.940	30.470	18.615	16.895	12.600	9.240	5.908	3.430	0	158.097
BDP SC	749.353	649.991	550.629	451.268	351.906	252.544	153.183	53.821	0	3.212.694
Risk Rating	55.680	55.680	55.680	55.680	55.680	55.680	55.680	55.680	0	445.440
External Audit	16.290	16.290	16.290	16.290	16.290	16.290	16.290	16.290	16.290	146.610
Receivable Account Operator	51.304	55.968	55.968	55.968	55.968	55.968	55.968	55.968	9.328	452.408
Semiannual Certifications	18.040	18.040	18.040	18.040	18.040	18.040	18.040	18.040	9.020	153.340
Representative of Holders	16.800	16.800	16.800	16.800	16.800	16.800	16.800	16.800	0	134.400
Other Expenses	90.696	90.696	90.696	90.696	90.696	90.696	90.696	90.698	0	725.570
Total	11.934.100	11.665.823	11.419.406	10.994.976	8.721.394	6.325.944	4.052.819	1.638.910	34.638	66.788.010

These calculations have been made considering a purchase and sale exchange rate on March 31st, 2020 (6,86 Bs/US$ and 6,96 Bs/US$, respectively). ----------------------------------------------------

EIGHTEENTH: (EXPENSES AND COSTS TO BE BORNE BY THE ORIGINATOR). --------------

The Originator shall be responsible for the initial expenses of the Securitization Process prior to the Issuance of the Securitized Securities, as indicated below: --------------------------------------------

i) Payment to BDP SC for the Structuring and Legal Analysis; --------------------------------------

ii) Initial and one-time payment to the Risk Rating Entity corresponding to the first year of risk rating; -------------------------------------------------------------------------------------------------------

iii) Initial Rates and Regulatory Fees of the Securitized Securities Issuance in the ASFI, BBV and EDV, as applicable; -------------------------------------------------------------------------------------

iv) Printing expenses (if necessary); -------------------------------------------------------------------------

v) Expenses for publications of the Public Offering of the Securitized Securities Issuance;

vi) Payment to the Stock Exchange Agency for the placement of the Securitized Securities.

NINETEENTH: (COUPON COVERAGE COEFFICIENT). ---------------------------------------------------

On the first (1st) of the month or on the next business day, as of the month following the month in which the Placement Target described in Article twenty-first is reached, the Coupon Coverage Coefficient executed will be calculated, by means of the following formula: -----------------------------

Coupon Coverage Coefficient = (RECn + PPn - GPn) / Couponn

Where: ---------------------------------------------------------------------------------------------------------------------

RECn  =  Balance of the Collection account. -------------------------------------------------------------------

PPn =  Balance of the Provision for Payments account. --------------------------------------------------

GPn = Budgeted Expenses of the Investment Trust corresponding to the month of calculation: Maintenance expenses for the Risk rating, Monthly Commission for Management of the Investment Trust to BDP SC, maintenance fee in BBV, maintenance fee in the Securities Market Registry of the ASFI, External Auditors to perform semiannual certifications and annual audits, monthly commission of the Receivable Account Operator, of the Paying Agent, Common Representative of Holders of Securitized Securities and other budgeted payments for the month of calculation. ------------------------------------------------------------------------------------------------------------

Cupon n = Are the principal and interest payments, as applicable, of the Securitized Securities in force, for the calculation month plus the coupons pending of payment up to the calculation date.

n = Is the current month of the calculation date. ----------------------------------------------------------------

Likewise, the flows assigned in excess of those established in Article Ninth, as a result of the of Articles Eleventh and Forty-fifth of this Contract, shall not be applied for the calculation of this Coupon Coverage Coefficient. ---------------------------------------------------------------------------------------

In the event that the Coupon Coverage Coefficient executed is greater than 1,00 for the month of calculation, resources shall be delivered to the Originator's Administrative Accounts within a term not to exceed three (3) business days after the day of calculation of such Coefficient, charged to the Collection Account of the Investment Trust, for an amount that allows obtaining the Coupon Coverage Coefficient of 1,00. ----------------------------------------------------------------------------------------

Delivery of Resources to the Originator = (RECn + PPn) - (Couponn + GPn + Coupons not cancelled up to date)

TWENTIETH: (ALLOCATION OF COLLECTED RESOURCES). -----------------------------------------

20.1. The amount collected from the placement of the Securitized Securities shall be allocated as follows: ---------------------------------------------------------------------------------------------------------------------

Allocation of Funds	Amount
Liquidity Fund	Bs 1.000.000
Liability exchange	Up to Bs 82.100.000
Investment Capital	At least Bs 85.900.000

Allocation of Funds	Amount
TOTAL DESTINO DE LOS RECURSOS	Bs 169.000.000

20.2. Liabilities Exchange ------------------------------------------------------------------------------------------

For liabilities exchange, the Originator shall allocate an amount of up to Bs. 82.100.000 (Eighty-two million one hundred thousand 00/100 Bolivians). The payment of the liabilities will be made as of the business day following the end of the placement term or when the placement target described in Article Twenty-one of this Contract has been reached. The Originator shall communicate to the SC through a note, up to ten (10) business days after the placement has been concluded, the amount of the liability to be paid and the account(s) to which the payment shall be made. -----------------------------------------------------------------------------------------------------------

Also, it is established that if it were necessary less than Bs. 82.100.000 (Eighty-two million one hundred thousand 00/100 Bolivians) to make the total cancellation of the debts selected by NUEVATEL, the remaining amount will be destined to Operating Capital according to the turn of business of the company and in accordance with the established in the section 20.3. ---------------

The liabilities will have to be exchanged in a term of up to thirty (30) business days after the successful placement of the Securitized Securities. -----------------------------------------------------------

Lender	Maturity Date	Original Deadline	Currency of the Loan	Loan currency balance in Bs
Banco Bisa S.A.	28/12/2022	5 years	Bolivians	36.540.000
Banco Nacional de Bolivia S.A.	25/11/2023	5 years	Bolivians	46.400.000
Banco Bisa S.A.	30/12/2020	1 year	Bolivians	24.000.000	(*)
Banco Nacional de Bolivia S.A.	31/07/2021	18 months	Bolivians	58.100.000	(*)
Trilogy International Partners LLC	29/06/2023	5 years	Dollars	208.883
TOTAL				166.493.827

(*) To be exchanged with funds obtained from the present securitization.

20.3. Investment capital ---------------------------------------------------------------------------------------------

The balance of at least Bs. 85.900.000 (Eighty-five million nine hundred thousand 00/100 Bolivians) shall be destined to Investment Capital for the fulfillment of its corporate purpose, which after the placement shall be delivered to the Originator in its entirety after having carried out the exchange of liabilities described in Section 20.2. ---------------------------------------------------------------

The disbursement will be requested by the Originator through a formal note to BDP SC, who will have two (2) business days to make the disbursement. ------------------------------------------------------

Once the execution of the resources has been completed, the Originator shall send to BDP SC the supporting documents, which may consist of simple photocopies of: --------------------------------

- Service contracts, quotations, invoices, import policies or any other formal document supporting the amount paid. --------------------------------------------------------------------------------

- And the reliable means of payment (either check or bank transfer in the name of the beneficiary with whom the contract is subscribed or who issues the bill). ----------------------

The documents supporting the execution of the Investment Capital must be dated after the date of receipt of the Authorization and Registration of the Investment Trust and the issuance of the Securitized Securities in the Securities Market Registry of the ASFI. ---------------------------------

The Originator guarantees that the information provided will be truthful and reliable since it has the quality of a sworn affidavit. --------------------------------------------------------------------------------------

20.4. In the event that the Originator does not demonstrate the use of the resources in accordance with the terms of Sections 20.2 and 20.3, an interest equivalent to the TRE in Bolivians plus 4,00% per annum in Bolivians will be charged on the unsupported amount calculated over the days elapsed between the anniversary of the issuance date and the date of regularization of the backups, which shall be deposited in the Accumulated Cash Flow Excess Account and shall be returned to the Originator at the end of the life of the Investment Trust in accordance with the terms of Article Fifteenth. ---------------------------------------------------------------------------------------------

PLACEMENT RELATED ASPECTS

TWENTY FIRST: (PLACEMENT TARGET) ---------------------------------------------------------------------

The Placement Target has been established as the totality of the Securitized Securities, that is 33.800 (Thirty-Three Thousand and Eight Hundred) Securitized Securities, within the primary placement term established in Section 22.4 of this Contract. -----------------------------------------------

If during said term the amount indicated in the preceding paragraph is not reached, this shall constitute a cause for liquidation of the Investment Trust pursuant to the terms of Section 39.3.3 of Article Thirty-ninth and shall proceed as described in Section 40.16 of Article Fortieth. ----------

TWENTY-SECOND: (PLACEMENT). -----------------------------------------------------------------------------

The placement of the Securitized Securities shall be made in accordance with the following aspects: -------------------------------------------------------------------------------------------------------------------

22.1. The Securitized Securities shall be Public Offerings, the amount of each Series and the par value of each Security shall be as indicated in Article Twenty-Five of this Contract. ------------------

22.2. The NUEVATEL - BDP SC 049 Securities of Securitization will be placed in the primary stock market, under the following modality: ----------------------------------------------------------------------

Series	Total Number of Securitized Securities (DSSs)	Underwriting modality "best effort" (number of DSSs)	Underwriting modality "Undertaking in guarantee" (number of DSSs)
A	13.520	Up to 13.520	From 0 securities up to 2.704 securities
B	20.280	Up to 20.280	From 0 securities up to 4.056 securities
TOTAL	33.800	Up to 33.800	From 0 securities up to 6.760 securities, according to the limits established in each series

22.3. The NUEVATEL - BDP SC 049 Securitized Securities will be registered and will be traded under the mechanisms of the Bolsa Boliviana de Valores S.A. ---------------------------------------------

22.4. The term for the primary placement will be of Ninety (90) calendar days, computed from the date of Issuance of the Securitized Securities. ------------------------------------------------------------------

22.5. The NUEVATEL - BDP SC 049 Securitized Securities shall be placed by BNB Valores S.A. Agencia de Bolsa, registered in the Securities Market Registry of the regulatory entity under Registration No. SPVS-IV-AB-NVA-005/2002 or whoever substitutes it. ---------------------------------

22.6. The Issuance will be of two Series, for the total amount of the Issuance. ------------------------

22.7. The amount collected in cash of the Issuance shall be entirely deposited in the Collection Account(s) of the Issuance by the Underwriter, on the next business day after each placement has been made. ---------------------------------------------------------------------------------------------------------

22.8. The Securitized Securities may subsequently be traded in the secondary market at the BBV.

22.9. New Series may not be placed until the entirety of the immediately preceding Series has been placed, in the following order: Series "A" and Series "B". ---------------------------------------------

22.10. The main conditions of the Public Offering will be disclosed through the corresponding publication in a newspaper of national circulation, pursuant to the provisions of the regulations in force. -----------------------------------------------------------------------------------------------------------------------

22.11. The placement price of the Securitized Securities shall be at least at the par value of the nominal value. -----------------------------------------------------------------------------------------------------------

22.12. Rule for Determining the Closing or Allotment Rate in Primary Placement -------------

The rule for determining the closing or allotment rate in the primary placement for the NUVATEL - BDP SC 049 Securitized Securities Issuance, as set forth in Article VI.22, point I, paragraph c), numeral 1) contained in Chapter 4, Title VI of the Internal Regulations for Registration and Operations of the Bolsa Boliviana de Valores S.A. (BBV), shall be as follows: -------------------------

Discriminating Rate: The Closing Rate is the Rate offered by each bidder within the group of Bids that complete the amount offered. ----------------------------------------------------------------------------------

Notwithstanding the foregoing, in the event of a Primary Placement under the BBV's Contingency procedures, the allotment rules set forth in Annex 1 of the BBV's Internal Regulations for Registration and Operations shall be followed. -----------------------------------------------------------------

TWENTY-THIRD: (DELIVERY OF THE PROCEEDS COLLECTED TO THE INVESTMENT TRUST MANAGER). ---------------------------------------------------------------------------------------------------

23.1. The daily amount collected from the placement of the Securitized Securities issued shall be deposited by the Underwriter in full in the Collection Account(s) of the Issuance of the NUVETAEL - BDP SC 049 Investment Trust, no later than the first (1) business day following each placement.

23.2. In the event that the Securitized Securities were placed above par value, the Securitization Company shall deliver the Premium to the Originator until the first business day following the end of the placement term or upon reaching the placement target described in Article Twenty-first of this Contract. ---------------------------------------------------------------------------------------------------------

23.3. The amount to be delivered to the Originator for the Placement shall be equal to the nominal value of the Issue, after deduction of the Liquidity Fund, regardless of whether the Placement is made on the Issue Date or on a later date. -----------------------------------------------------------------------

23.4. In the event that the Securitized Securities were placed at the Curve Price, the difference between this price and the nominal value shall be returned to the Originator. --------------------------

23.5. The proceeds from the placement shall be disbursed to the Originator upon completion of the Placement Period described in Section 23.4 and in accordance with the terms of Article Twentieth of this Contract. --------------------------------------------------------------------------------------------

TWENTY-FOURTH: (DELIVERY OF THE PROCEEDS OF THE PLACEMENT TO THE ORIGINATOR). ----------------------------------------------------------------------------------------------------------

As established in Article Twenty of the present Contract, the Parties agree that the funds proceeding from the placement of the NUEVATEL - BDP SC 049 Securitized Securities will be disbursed by the Investment Trust Manager at the request of the Originator. --------------------------

CHARACTERISTICS OF THE ISSUANCE

TWENTY-FIFTH: (ISSUANCE). ------------------------------------------------------------------------------------

25.1. Once the NUEVATEL - BDP SC 049 Investment Trust is formed according to the dispositions of the present Contract and once it has the final report of the Risk Rating Entity and the corresponding authorizations, the Investment Trust will issue the NUEVATEL - BDP SC 049 Securitized Securities. This issue consists of two Series that in their totality amount to Bs. 169.000.000.- (One Hundred Sixty-Nine Million 00/100 Bolivians) according to the following detail:

Details of the series of the NUEVATEL - BDP SC 049 Securitized Securities Issue

Series	Amount (Bs)	Nominal Value (Bs)	Yield Rate	Term to maturity (Days)
"A" SERIES	Bs 67.600.000	5.000	5,50%	1.831
"B" SERIES	Bs 101.400.000	5.000	6,50%	2.927
TOTAL	Bs 169.000.000

25.2. The Issuance of the NUEVATEL - BDP SC 049 Securitized Securities will be carried out on the date indicated in the Administrative Resolution of the ASFI that authorizes and registers in the Registry of the Stock Market the Investment Trust and authorizes the Public Offering and the registration of the Issuance of the NUEVATEL - BDP SC 049 Securitized Securities of credit content. --------------------------------------------------------------------------------------------------------------------

25.3. The specific schedule of amortization of principal and payment of interests will be established in the Prospectus of Issue, and in Section 27.13 of the present Contract, considering that any difference that arises product of the rounding of decimals in the calculation of the coupons will be adjusted in the corresponding amount at the last coupon of each one of the Series. --------

25.4. Interest shall be calculated on the basis of the 360-day commercial year and the formula for such calculation is as follows: ----------------------------------------------------------------------------------------

VCi = VN x PI /360)

Where: ---------------------------------------------------------------------------------------------------------------------

VCi = Accrued interest -------------------------------------------------------------------------------------------------

VN = Nominal value or principal balance -------------------------------------------------------------------------

PI = Coupon term in calendar days --------------------------------------------------------------------------------

Ti = Specific annual nominal interest rate for each Series, as established in this Article and Section 27.7. ------------------------------------------------------------------------------------------------------------------------

The place and form of payment of the Securitized Securities are established in Article Thirty-first of this Contract. ----------------------------------------------------------------------------------------------------------

TWENTY-SIXTH: (DENOMINATION OF THE SECURITIZED SECURITIES). ------------------------

The denomination of the Securitized Securities to be issued by the Investment Trust will be "NUEVATEL - BDP SC 049 Securitized Securities". ----------------------------------------------------------

The NUEVATEL - BDP SC 049 Securitized Securities empower the Holders of Securitized Securities to exercise the rights incorporated in them according to this Contract and to the pertinent legal dispositions in force. --------------------------------------------------------------------------------

TWENTY-SEVENTH: (CHARACTERISTICS OF THE SECURITIZED SECURITIES). --------------

27.1. Form of representation of the Securities: The NUEVATEL - BDP SC 049 Securities of Securitization will be represented by means of Book entries in charge of the EDV. -------------------

27.2. Form of placement and Currency: The NUEVATEL - BDP SC 049 Securities of Securitization will be placed in the primary stock market, under the following modality, and they will be issued in Bolivians in two Series. --------------------------------------------------------------------------

Series	Total Number of Securitized Securities (DSSs)	Underwriting modality "best effort" (number of DSSs)	Underwriting modality "Undertaking in guarantee" (number of DSSs)
A	13.520	Up to 13.520	From 0 securities up to 2.704 securities
B	20.280	Up to 20.280	From 0 securities up to 4.056 securities
TOTAL	33.800	Up to 33.800	From 0 securities up to 6.760 securities, according to the limits established in each series

27.3. Form of Payment: Payments corresponding to each Series will be paid by check, BCB check, cashier's check, endorsed check, LIP transfers or bank transfers, in accordance with the Payment Schedule in Section 27.13. When the maturity date of the coupon falls on a Saturday, Sunday or holiday, the coupons shall be paid up to the first following business day. -----------------

27.4. Form of circulation of the Securities: To Order. -----------------------------------------------------

27.5. Term of primary placement: The term of the placement shall be ninety (90) calendar days, computed as of the Issue Date. -------------------------------------------------------------------------------------

27.6. Composition, par value of the Issue and Principal Amortization: The Issue shall be comprised of two Series: ----------------------------------------------------------------------------------------------

- Series "A" of 13.520 (Thirteen thousand five hundred and twenty) Securitized Securities with an individual nominal value of Bs. 5.000.- (five thousand 00/100 Bolivians) which is equivalent to a total amount of Bs. 67.600.000.- (Sixty-seven million six hundred thousand 00/100 Bolivians). ---------------------------------------------------------------------------------------------

- Series "B" of 20.280 (Twenty thousand two hundred and eighty) Securitized Securities with an individual nominal value of Bs. 5.000.- (five thousand 00/100 Bolivians), equivalent to a total amount of Bs. 101.400.000 (One hundred and one million four hundred thousand 00/100 Bolivians). ---------------------------------------------------------------------------------------------

27.7. Interest Rate: The Securitized Securities shall accrue a fixed annual nominal interest in accordance with the terms of Article Twenty-Fifth of this Contract, and shall be paid according to the Coupon Payment Schedule in Section 27.13. --------------------------------------------------------------

27.8. Risk Rating: The NUEVATEL - BDP SC 049 Securitized Securities will initially be rated by the Risk Rating Agency Pacific Credit Ratings S.A., or whoever substitutes it, with authorization to operate and registration in the Securities Market Registry of the ASFI No. SPVS-IV-No.128/01 dated March 20th, 2001, according to the terms of the Risk Rating Contract executed between Pacific Credit Ratings S.A., the Originator and BDP SC on February 18th, 2020. ----------------------

The Risk Rating Agency may be removed and replaced in accordance with the terms of Article Thirty-second. ------------------------------------------------------------------------------------------------------------

27.9. Placement Modality: It shall be as follows: --------------------------------------------------------------

Series	Total Number of Securitized Securities (DSSs)	Underwriting modality "best effort" (number of DSSs)	Underwriting modality "Undertaking in guarantee" (number of DSSs)
A	13.520	Up to 13.520	From 0 securities up to 2.704 securities
B	20.280	Up to 20.280	From 0 securities up to 4.056 securities
TOTAL	33.800	Up to 33.800	From 0 securities up to 6.760 securities, according to the limits established in each series

27.10. Issue Date: The Issue Date will be June 30th, 2020, determined by BDP SC and established in the Administrative Resolution of the ASFI authorizing the Public Offering and the registration of the Securitized Securities Issue in the Securities Market Registry of the ASFI. ----

27.11. Placement Price: The Securitized Securities may be placed at par value or above par (premium), but under no circumstances shall such Securitized Securities be placed below par value. In the event that the Securitized Securities are placed above par value, the surplus will be delivered to the Originator by the Securitization Company in accordance with the terms of Section 23.2 of Article Twenty-three of this Contract. ---------------------------------------------------------

27.12. Term of the Issue: Two thousand nine hundred twenty-seven (2,927) calendar days as of the Issue Date. -----------------------------------------------------------------------------------------------------------

27.13. Principal and Interest Payment Schedule: Coupons will be paid according to the following schedule (expressed in Bolivians). ---------------------------------------------------------------------

		A Series		B Series
N°	Date	Principal	Interest	Principal	Interest
1	5-Aug.-20	0,00	27,50	0,00	32,50
2	5-Sep.-20	0,00	23,68	0,00	27,99
3	5-Oct.-20	0,00	22,92	0,00	27,08

		A Series		B Series
N°	Date	Principal	Interest	Principal	Interest
4	5-Nov.-20	0,00	23,68	0,00	27,99
5	5-Dec.-20	0,00	22,92	0,00	27,08
6	5-Jan.-21	0,00	23,68	0,00	27,99
7	5-Feb.-21	0,00	23,68	0,00	27,99
8	5-Mar.-21	0,00	21,39	0,00	25,28
9	5-Apr.-21	0,00	23,68	0,00	27,99
10	5-May-21	0,00	22,92	0,00	27,08
11	5-June-21	0,00	23,68	0,00	27,99
12	5-July-21	0,00	22,92	0,00	27,08
13	5-Aug.-21	0,00	23,68	0,00	27,99
14	5-Sep.-21	0,00	23,68	0,00	27,99
15	5-Oct.-21	0,00	22,92	0,00	27,08
16	5-Nov.-21	0,00	23,68	0,00	27,99
17	5-Dec.-21	0,00	22,92	0,00	27,08
18	5-Jan.-22	0,00	23,68	0,00	27,99
19	5-Feb.-22	0,00	23,68	0,00	27,99
20	5-Mar.-22	0,00	21,39	0,00	25,28
21	5-Apr.-22	0,00	23,68	0,00	27,99
22	5-May-22	0,00	22,92	0,00	27,08
23	5-June-22	0,00	23,68	0,00	27,99
24	5-July-22	0,00	22,92	0,00	27,08
25	5-Aug.-22	0,00	23,68	0,00	27,99
26	5-Sep.-22	0,00	23,68	0,00	27,99
27	5-Oct.-22	0,00	22,92	0,00	27,08
28	5-Nov.-22	0,00	23,68	0,00	27,99
29	5-Dec.-22	0,00	22,92	0,00	27,08
30	5-Jan.-23	0,00	23,68	0,00	27,99
31	5-Feb.-23	0,00	23,68	0,00	27,99
32	5-Mar.-23	0,00	21,39	0,00	25,28
33	5-Apr.-23	0,00	23,68	0,00	27,99
34	5-May-23	0,00	22,92	0,00	27,08
35	5-June-23	0,00	23,68	0,00	27,99
36	5-July-23	0,00	22,92	0,00	27,08
37	5-Aug.-23	0,00	23,68	0,00	27,99
38	5-Sep.-23	0,00	23,68	0,00	27,99
39	5-Oct.-23	0,00	22,92	0,00	27,08
40	5-Nov.-23	0,00	23,68	0,00	27,99
41	5-Dec.-23	0,00	22,92	0,00	27,08
42	5-Jan.-24	251,70	23,68	0,00	27,99
43	5-Feb.-24	252,89	22,49	0,00	27,99
44	5-Mar.-24	255,46	19,92	0,00	26,18
45	5-Apr.-24	255,30	20,08	0,00	27,99
46	5-May-24	257,12	18,26	0,00	27,08
47	5-June-24	257,73	17,65	0,00	27,99
48	5-July-24	259,48	15,90	0,00	27,08
49	5-Aug.-24	260,18	15,20	0,00	27,99
50	5-Sep.-24	261,41	13,97	0,00	27,99
51	5-Oct.-24	263,06	12,32	0,00	27,08
52	5-Nov.-24	263,89	11,49	0,00	27,99
53	5-Dec.-24	265,47	9,91	0,00	27,08
54	5-Jan.-25	266,40	8,98	0,00	27,99
55	5-Feb.-25	267,66	7,72	0,00	27,99
56	5-Mar.-25	269,55	5,83	0,00	25,28
57	5-Apr.-25	270,20	5,18	0,00	27,99
58	5-May-25	271,61	3,77	0,00	27,08
59	5-June-25	272,77	2,61	0,00	27,99
60	5-July-25	278,12	1,27	0,00	27,08
61	5-Aug.-25	0,00	0,00	125,26	27,99

		A Series		B Series
N°	Date	Principal	Interest	Principal	Interest
62	5-Sep.-25	0,00	0,00	125,96	27,29
63	5-Oct.-25	0,00	0,00	127,53	25,72
64	5-Nov.-25	0,00	0,00	127,38	25,87
65	5-Dec.-25	0,00	0,00	128,91	24,34
66	5-Jan.-26	0,00	0,00	128,82	24,43
67	5-Feb.-26	0,00	0,00	129,54	23,71
68	5-Mar.-26	0,00	0,00	132,49	20,76
69	5-Apr.-26	0,00	0,00	131,01	22,24
70	5-May-26	0,00	0,00	132,43	20,82
71	5-June-26	0,00	0,00	132,48	20,77
72	5-July-26	0,00	0,00	133,87	19,38
73	5-Aug.-26	0,00	0,00	133,97	19,28
74	5-Sep.-26	0,00	0,00	134,72	18,53
75	5-Oct.-26	0,00	0,00	136,05	17,20
76	5-Nov.-26	0,00	0,00	136,24	17,01
77	5-Dec.-26	0,00	0,00	137,52	15,73
78	5-Jan.-27	0,00	0,00	137,77	15,48
79	5-Feb.-27	0,00	0,00	138,54	14,71
80	5-Mar.-27	0,00	0,00	140,66	12,59
81	5-Apr.-27	0,00	0,00	140,10	13,15
82	5-May-27	0,00	0,00	141,29	11,96
83	5-June-27	0,00	0,00	141,68	11,57
84	5-July-27	0,00	0,00	142,82	10,43
85	5-Aug.-27	0,00	0,00	143,27	9,98
86	5-Sep.-27	0,00	0,00	144,07	9,18
87	5-Oct.-27	0,00	0,00	145,15	8,10
88	5-Nov.-27	0,00	0,00	145,69	7,56
89	5-Dec.-27	0,00	0,00	146,72	6,53
90	5-Jan.-28	0,00	0,00	147,33	5,92
91	5-Feb.-28	0,00	0,00	148,15	5,10
92	5-Mar.-28	0,00	0,00	149,26	3,99
93	5-Apr.-28	0,00	0,00	149,82	3,43
94	5-May-28	0,00	0,00	150,74	2,51
95	5-June-28	0,00	0,00	151,50	1,75
96	5-July-28	0,00	0,00	161,26	0,87
	Total	5.000,00	1.193,39	5.000,00	2.178,87

When the maturity date of the coupon falls on a Saturday, Sunday or holiday, the coupons will be paid until the first following business day. ------------------------------------------------------------------------

TWENTY-EIGHTH: (BACKING OF THE ISSUANCE). -------------------------------------------------------

The Parties leave expressly established that the NUEVATEL - BDP SC 049 Securitized Securities issued within the Securitization Process will be supported by the rights over the Future Flows that make up the NUEVATEL - BDP SC 049 Investment Trust, by the mechanism(s) of hedging and additional security established in the present Contract. -------------------------------------

TWENTY-NINTH: (ADDRESSEES OF THE ISSUANCE). --------------------------------------------------

The addressees of the offer of the Securities are individual and institutional investors. --------------

THIRTIETH: (OF THE SECURITIES DEPOSIT ENTITY AND THE SECURITIES REPRESENTED IN BOOK ENTRIES). ---------------------------------------------------------------------------

BDP SC shall carry out this Issuance of Securitized Securities represented by book entries, having full authority to manage and contract the services of a Securities Depository Entity legally constituted in Bolivia. BDP SC may delegate the function of Paying Agent to said Securities Depository Entity or to any Stock Exchange Agency, which will pay the coupons of this Issue through the respective Stock Brokers of the Holders of Securitized Securities, in accordance with the provisions of the regulations in force for this type of entities. -------------------------------------------

THIRTY-FIRST: (PLACE AND FORM OF AMORTIZATION OF PRINCIPAL AND PAYMENT OF INTEREST). --------------------------------------------------------------------------------------------------------------

31.3. Place: ---------------------------------------------------------------------------------------------------------------

Initially, the payments preceding the rights arising from the Securitized Securities shall be made at the offices of the Paying Agent BNB Valores S.A. Agencia de Bolsa and through the services of this Stock Exchange Agency. -------------------------------------------------------------------------------------

In case of change of address of the Paying Agent, the Securitization Company shall communicate this fact to the corresponding entities and to the Holders of Securitized Securities.

Subsequently, the payments may also be made by a Securities Depository Entity, Stock Broker or authorized financial entity or BDP SC, at the decision of the Securitization Company, whose expenses shall be borne by the Investment Trust and shall not increase the Budget of Costs and Expenses of the Investment Trust established in Article Seventeenth of this Contract. This situation shall be communicated as a Relevant Fact by the Securitization Company to the corresponding entities by law and to the Holders of Securitized Securities. -----------------------------

In case payments are made through a Securities Depository Entity, the Holders of Securitized Securities must comply with the requirements demanded by such entity. -------------------------------

31.2. Provision of Funds for the Payment of Interest and/or Principal: -----------------------------

The Investment Trust shall deposit the funds for the amortization of the principal and payment of interest in an account designated by the Paying Agent, at least one (1) business day prior to the maturity date of the principal and/or interest of the Securitized Securities. ------------------------------

These funds shall remain at the disposal of the Holders of Securitized Securities for their respective collection in the account established by the Paying Agent. In the event that the payment of interest and/or principal is not claimed or collected within ninety (90) calendar days computed as of the date indicated for payment, the Investment Trust may withdraw the amounts deposited, and the Holders of Securitized Securities must go to the offices of BDP SC to request payment. ------------------------------------------------------------------------------------------------------------------

31.3. Form of Principal Amortization and Interest Payment: -------------------------------------------

a) On the coupon maturity day: the corresponding principal and/or interest will be paid based on the list issued by the EDV, upon presentation of the respective identification, in the case of natural persons, and the payment authorization letter, original powers of attorney or legalized copies of the Legal Representatives, duly registered in the Commercial Registry if applicable, in the case of legal entities, without the presentation of the Ownership Certificate (OC) being necessary. ----

b) As of the day following the coupon maturity date: The principal and corresponding interest will be paid upon presentation of the Ownership Certificate (OC), issued by the EDV, in addition to the respective identification in the case of natural persons, and the payment authorization letter, original powers of attorney or legalized copies of the Legal Representatives, duly registered in the Commercial Registry, in the case of legal entities when legally applicable. ------------------------

c) In order for third parties to make collections for Holders of Securitized Securities that so require, the following procedure shall be followed: ------------------------------------------------------------------------

c.1) If the Holder of Securitized Securities is a natural person, the third party must submit the respective notarized letter of payment instruction, signed by the Holder of Securitized Securities. When the third party is a Stock Exchange Agency, it may submit a photocopy of the Commission and Commercial Deposit Contract, or its equivalent, executed with the Holder of the Securitized Securities, which establishes the authorization to the Stock Exchange Agency to collect the economic rights. The photocopy of the aforementioned Contract must bear the signature and seal of the Legal Representative of the Stock Exchange Agency and a seal specifying that this document is a true copy of the original on file at the Stock Exchange Agency. -------------------------

c.2) If the Holder of the Securitized Securities is a legal entity, the third party must submit the respective payment instruction letter signed by the Legal Representative of the Holder of the Securitized Securities, whose authorized signature is supported by the respective Power of Attorney submitted to the Paying Agent. When the third party is a Stock Exchange Agency, it may submit a photocopy of the Commission and Commercial Deposit Agreement, or its equivalent, signed by the Holder of the Securitized Securities, in which the authorization to the Stock Exchange Agency to collect the economic rights is established. The photocopy of the aforementioned Contract must bear the signature and seal of the Legal Representative of the Stock Exchange Agency and a seal specifying that this document is a true copy of the original on file at the Stock Exchange Agency. --------------------------------------------------------------------------------

d) Payment shall be made through bank transfer, transfer to LIP accounts or by check on business days in the city of La Paz, Bolivia and during the Paying Agent's business hours, prior signature of the corresponding receipt. In case the payment is made by bank transfer to a Bank authorized by ASFI, the transfer fees shall be paid by the Investment Trust. If the Holder of the Securitized Securities requests that payment be made by BCB check, cashier's check, certified check or bank transfer outside Bolivia, the cost of the issuance and management thereof shall be borne by the requesting Holder of the Securitized Securities, and may be deducted from the amount to be paid upon written request of the Holder. ---------------------------------------------------------------------------------

31.4. The Securitization Company shall not be responsible for the existence of resources for the payment of the obligations arising from this Issue, these being the exclusive responsibility of the Investment Trust. There is no obligation of the Securitization Company to make any payment with its own resources. -------------------------------------------------------------------------------------------------------

31.5. The Securitized Securities shall be paid with the assets comprising the Investment Trust; if they are not sufficient, additional hedging and security mechanisms described in Article Forty-Fourth will be used. -----------------------------------------------------------------------------------------------------

THIRTY SECOND: (RISK RATING). ------------------------------------------------------------------------------

The NUEVATEL - BDP SC 049 Securitized Securities will be initially rated by the Risk Rating Agency Pacific Credit Ratings S.A., with authorization of operation and registration in the Registry of the Securities Market of ASFI SPVS-IV-N°128/01 dated March 20th, 2001 or whoever substitutes it. -------------------------------------------------------------------------------------------------------------

Subsequently, the Risk Rating Entity, at the decision of the Securitization Company and in the best interest of the Investment Trust, at its expense, may be removed and replaced with the prior approval of the General Assembly of Holders of Securitized Securities, without increasing the Budget of Costs and Expenses of the Investment Trust established in Article Seventeen of this Contract. This situation shall be communicated as a Relevant Fact by the Securitization Company to the entities required by law and to the Holders of Securitized Securities. The Risk Rating Agency shall make annual ratings with quarterly reviews. ------------------------------------------

THIRTY-THIRD: (DETERMINATION OF THE RISK COEFFICIENT). -----------------------------------

It has been determined that the risk of the NUEVATEL - BDP SC 049 Investment Trust is mainly related to the commercial performance of the Originator. In this sense, a decrease of NUEVATEL's income below the level of flows assigned monthly to the Investment Trust would prevent the latter from complying with its obligations, constituting a cause for liquidation of the Investment Trust. --------------------------------------------------------------------------------------------------------

In this sense, the Risk Coefficient of the present Securitization Process is the following one: -----

A	Liquidity Fund	Bs 1.000.000
B	Average Balance in Accumulated Cash Flow Excess	Bs 4.599.254
C	Maximum Amount of Cash Flow assigned in the term of securitization	Bs 4.429.034
D = (A+B) / C	Risk Coefficient	1,26 times

OF THE RIGHTS AND OBLIGATIONS

THIRTY-FOURTH: (RIGHTS OF THE HOLDERS OF SECURITIZED SECURITIES). --------------

The rights of the Holders of the Securitized Securities are as follows: ------------------------------------

34.1. To receive the amount represented by the Securitized Securities pursuant to this Contract, under the conditions set forth therein. -----------------------------------------------------------------------------

34.2. To participate with voice and vote in the General Assembly of the Holders of Securitized Securities, with the rights established in the applicable rules and this Contract. -----------------------

34.3. To be holders and exercise the rights resulting from a liquidation of the Investment Trust, in accordance with this Contract. ---------------------------------------------------------------------------------------

34.4. In no case shall the lack of funds for the payment of the obligations to the Investment Trust entail the extinction of the rights of the Holders of the Securitized Securities, who may exercise their right to collect. -----------------------------------------------------------------------------------------------------

34.5. Those described in this Contract and in the other documents inherent to the Securitization Process, as well as in the regulations in force. ------------------------------------------------------------------

THIRTY-FIFTH: (OBLIGATIONS AND RIGHTS OF THE ORIGINATOR). -----------------------------

The Originator's obligations are as follows: ---------------------------------------------------------------------

35.1. To provide all the documentation necessary to register the Securitized Securities in the Securities Market Registry of the ASFI. The Originator is responsible for all the information that it has provided directly to the Securitization Company, to the Underwriter, to the Risk Rating Agency, which shall be submitted to ASFI and informed to the general public as a consequence of the Public Offering of the Securitized Securities. ------------------------------------------------------------

35.2. To carry out all those acts intended to maintain the validity of this Contract and of the accessory contracts executed and of any amendments that may exist. ----------------------------------

35.3. To deliver to the Securitization Company all the documents involved in this Securitization Process at the time of the execution of this Contract. ---------------------------------------------------------

35.4. As long as the NUEVATEL - BDP SC 049 Investment Trust is not liquidated, the Originator undertakes not to modify or change its Purpose and/or Corporate Turn, unless it is authorized by the General Assembly of Holders of Securitized Securities. -------------------------------------------------

35.5. To make its greater effort so that its income allows to obtain the Future Flows established in Article Ninth of this Contract. --------------------------------------------------------------------------------------

35.6. The Originator knows and undertakes not to carry out acts of disposition of the rights over the Future Flows and not to assign contracts or credit rights for such an amount that they prevent the Investment Trust from receiving the Future Flows in the amounts established in Article Ninth and in the conditions described in the present Contract, without prejudice that the Originator may carry out other securitization processes, provided that it does not affect the Future Flows whose rights compose the NUEVATEL - BDP SC 049 Investment Trust and provided that this does not negatively affect the current risk rating of the Securitized Securities. In general, to carry out all the actions and managements conducive and necessary to assure the collection and the assignment of the Future Flows established in the Article Ninth of this Contract. ----------------------------------------

35.7. Send to BDP Securitization Company the documentation supporting the allocation of the proceeds of the Issue. -------------------------------------------------------------------------------------------------

35.8. The Originator will have to calculate and fulfill the following financial commitments during the validity of the NUEVATEL - BDP SC 049 Investment Trust:              ---------------------------------------

35.8.1. Financial Debt Commitment -----------------------------------------------------------------------------

Financial Liabilities n / Equity n ≤ 1,00 times

Where: ---------------------------------------------------------------------------------------------------------------------

Financial Liabilities: Balance of financial debts in NUEVATEL's Balance Sheet (which includes liabilities corresponding to securitization) at quarterly cut-off. -----------------------------------------------

Equity: Balance of Equity in NUEVATEL's Balance Sheet at the quarterly cutoff. ---------------------

N: It is the expired month to which the calculation corresponds (March, June, September or December). ---------------------------------------------------------------------------------------------------------------

Periodicity: Quarterly. --------------------------------------------------------------------------------------------------

The calculation of the ratio must be sent quarterly to BDP SC considering the following deadlines:

Quarter	Last day of Quarter	Term	Days after cutoff
1Q	March 31st	May 31st	60
2Q	June 30th	August 31st	60
3Q	September 30th	November30th	60
4Q	December 31st	February 28th	60

35.8.2. Financial Debt Service Coverage Commitment ---------------------------------------------------

(EBITDA) / (Principal Amortization + Interest) >= 1,00

Where: --------------------------------------------------------------------------------------------------------------------

EBITDA: Earnings before taxes + interest + depreciation + amortization + movements that do not generate cash outflows during the last 12 periods. ------------------------------------------------------------

Interest: Interest on total debt for the following 12 months. --------------------------------------------------

Principal amortization: Principal amortization of the total financial debt for the following 12 months.

Calculation Periodicity: Quarterly starting in the first quarter of 2022. -------------------------------------

The calculation of the ratio must be sent quarterly to BDP SC considering the following deadlines:

Quarter	Last day of Quarter	Term	Days after cutoff
1Q	March 31st	May 31st	60
2Q	June 30th	August 31st	60
3Q	September 30th	November30th	60
4Q	December 31st	February 28th	60

BDP SC shall verify the calculation of the financial commitments based on the information submitted by the Originator, as stipulated in Section 35.12 of this Article. ----------------------------------------------

35.9. In the event of non-compliance of the financial commitments, NUEVATEL will have a term of adequacy of up to (90) ninety calendar days, after the breach to revert such situation. Likewise, the Securitization Company will realize the follow-up and will communicate to the Originator the term of adequacy in writing. In case of persisting the non-compliance, concluded the term of adequacy, NUEVATEL will have to fulfill a penalty corresponding to a monthly payment of Bs 30.000.- (Thirty Thousand 00/100 Bolivians), until the General Assembly of Holders of Securitized Securities is carried out, which will be summoned by BDP SC at the latest fifteen (15) calendar days after the term of adequacy concludes. The General Assembly of Holders will have the purpose of considering the report of the state of situation and the proposal of NUEVATEL to overcome the default. The amount collected by concept of this penalty will be deposited monthly in the Account of Accumulated Cash Flow Excess. ------------------------------------------------------------------------------------------------------

35.10. On a semiannual basis, provide the External Auditor of the Investment Trust with all the required documentation, so that the latter may issue the Certifications of Diversion of funds, 60 days after the semiannual cut-off date. ------------------------------------------------------------------------------------

35.11. When Board Meetings are held, BDP SC and the Common Representative of Holders of Securitized Securities shall be informed, within a term not to exceed ten (10) calendar days, about the relevant issues that may affect the issue. ---------------------------------------------------------------------

35.12. To send to BDP SC and to the Common Representative of Holders of Securitized Securities:

- Quarterly Financial Statements as of March, June, September and December of each year, within the deadlines detailed in the following table: ------------------------------------------------------

Quarter	Term	Maturity Date
1Q	January 1st to March 31st	May 31st
2Q	April 1st to June 30th	August 31st
3Q	July 1st to September 30th	November 30th
4Q	October 1st to December31st	February 28th

When the maturity date falls in Saturday, Sunday or holiday, NUEVATEL will forward the information until the first following business day. ---------------------------------------------------------------------------------

- The audited Financial Statements, within one hundred and twenty (120) days after the fiscal closing. ----------------------------------------------------------------------------------------------------------------

Period	Maturity Date
January 1st to December 31st	April 30th

When the maturity date falls on Saturday, Sunday or holiday, NUEVATEL will forward the information until the first following business day. ---------------------------------------------------------------------------------

In case of existing a delay in the remittance of information, NUEVATEL will have a penalty corresponding to a monthly payment of Bs 30.000.- (Thirty Thousand 00/100 Bolivians) for each month of delay. -----------------------------------------------------------------------------------------------------------

The amount collected by concept of this penalty will be deposited monthly in the Account(s) of Accumulated Cash Flow Excess. ------------------------------------------------------------------------------------

35.13. To attend once a year, in May, to a General Assembly of Holders of Securitized Securities or to those that are summoned and previously agreed by NUEVATEL and BDP SC or the Common Representative of Holders, where the most significant financial, operative, legal and corporate governance aspects of the institution must be exposed. The expenses of said Assembly will be borne by the Investment Trust. ------------------------------------------------------------------------------------------------

35.14. At the written request of the Common Representative of Holders of Securitized Securities, NUEVATEL must provide additional information regarding its financial, economic and legal situation, which in its opinion may affect the issue. In the event that the request of the Common Representative of Securitized Securities Holders represents an additional cost, NUEVATEL must assume it. --------

35.15. To have its Financial Statements audited by a firm registered in the Securities Market Registry of the ASFI. --------------------------------------------------------------------------------------------------------------

35.16. Report Relevant Facts to BDP SC and to the Common Representative of Holders of Securitized Securities as if they were issuers of securities registered in the ASFI's Securities Market Registry, pursuant to the Securities Market Law, in compliance with the terms of Articles 1, 2 and 3 of the Securities Market Registry Regulations, contained in Book 1, Title I, Chapter VI, Section 4 of the Compilation of Rules for the Securities Market, within a maximum term of 24 hours in accordance with the provisions of the preceding regulations. ------------------------------------------------------------------

35.17. In case the institution has a risk rating, it shall send a copy of the respective quarterly reports to BDP SC and to the Common Representative of Holders of Securities, within twenty (20) calendar days after receiving the rating.              ----------------------------------------------------------------------------------------

35.18. The Originator undertakes to inform BDP SC, the External Auditors and the Common Representative of Holders of Securities, about account openings and appointments of new or different attorneys-in-fact, the names of the executives and/or officers authorized for such openings and the handling thereof in accordance with the terms of Section 10.1 of Article Tenth. -----------------

35.19. That the information provided is truthful and reliable since it has the quality of a sworn affidavit on the part of the Originator. ------------------------------------------------------------------------------------------

35.20. During the term of the Investment Trust, the Originator undertakes to pay the fees for services and transfers of the Hoarding Account(s). --------------------------------------------------------------------------

35.21. The Originator undertakes to notify as many clients as possible of the numbers of the Hoarding Account(s) opened by the Investment Trust in order for them to make payments for the services rendered. The simple copy of such notifications must be sent to BDP SC by June 30th, 2020 at the latest. ---------------------------------------------------------------------------------------------------------------

These are rights of the Originator: ----------------------------------------------------------------------------------

35.22. BDP SC on behalf of the Investment Trust may not collect in advance from the Originator the Future Flows established in Article Ninth, except for the terms of Article Forty-eight of this Contract.

35.23. Receive from the Securitization Company a monthly report on the operations arising from the Investment Trust management, within a term not to exceed thirty (30) calendar days, computable as from the end of the month. -----------------------------------------------------------------------------------------

35.24. To obtain the Remaining, if any, when the NUEVATEL - BDP SC 049 Investment Trust is extinguished and according to the established in Article Fifteenth of the present contract. --------------

35.25. In case that the issue is placed on the par value, it will be proceeded according to the established in Section 23.2 of the present Contract. -------------------------------------------------------------

35.26. To request the total or partial redemption of the Securitized Securities at any time after the issuance, provided that it evidences sufficient resources to redeem the Securitized Securities plus the penalties for early redemption and the commissions of the Securitization Company, in accordance with the terms of Articles Forty-first and Section 36.17 of Article Thirty-six. -----------------

35.27. NUEVATEL may request to the Investment Trust circularization of funds of the Hoarding Accounts and Receiving Accounts at any time during the term of the Investment Trust. In case of existing related costs, the same ones will be assumed by NUEVATEL. ------------------------------------

35.28. NUEVATEL will be able to have access to visualize the balances and movements of the Hoarding Accounts and the Receiving Account(s) of the Investment Trust, however, it will not be able to carry out any movement in such accounts. ---------------------------------------------------------------------

THIRTY-SIXTH: (OBLIGATIONS AND RIGHTS OF THE SECURITIZATION COMPANY).              ----------

The Securitization Company's obligations are as follows: --------------------------------------------------

36.1. To obtain from the Rating Entity the risk ratings of the NUEVATEL - BDP SC 049 Securitized Securities, as from the second year of the Issue, in accordance with what is established in the Contract executed for such purpose and within the terms established by the applicable regulations. The Investment Trust will have risk rating of the Securitized Securities from the first year. -------------

36.2. Jointly with the Underwriter, to process before the competent authorities and instances the registration of the Investment Trust and the issuance of the Securitized Securities, as well as the authorization of the Public Offering and registration of the "NUEVATEL - BDP SC 049 Securitized Securities" in the Securities Market Registry of the ASFI. ------------------------------------------------------

36.3. Jointly with the Underwriter, to process the registration of the Securitized Securities and of the NUEVATEL - BDP SC 049 Investment Trust in the BBV and in the EDV. Once these proceedings have been carried out, BDP SC, in representation and with charge to the Investment Trust, will be in charge of the relation and the execution of proceedings with the ASFI, BBV and EDV until the completion of the Securitization Process. ---------------------------------------------------------------------------

36.4. To issue the Securitized Securities with charge to the NUEVATEL - BDP SC 049 Investment Trust in the conditions indicated in this Contract and in the Date of Issue determined by BDP SC and established in the Administrative Resolution of the ASFI. ------------------------------------------------------

36.5. To receive the sums proceeding from the placement of the NUEVATEL - BDP SC 049 Securitized Securities, in the terms and conditions foreseen in this Contract and to make the payments indicated in the Article Twentieth. -----------------------------------------------------------------------

36.6. To make the provision of funds according to the established in Section 31.2 of Article Thirty-first for the payment of the principal and interest of the Securitized Securities on the dates established in the payment schedule. -----------------------------------------------------------------------------------------------

36.7. Deliver the Remainder, if any, to the Originator. ---------------------------------------------------------

36.8. Deliver to the Common Representative of Holders of Securitized Securities, with a copy to the Originator, a monthly Rendering of Accounts report on the operations arising from the Investment Trust management, within a term not exceeding fifteen (15) calendar days, computable as from the end of the immediately preceding month. --------------------------------------------------------------------------

36.9. Submit to the Common Representative of Holders of Securitized Securities a copy of the Rendering of Accounts reports sent to ASFI in compliance with the terms of Article 6 of Book 3, Title I, Chapter II, Section 7 of the Compilation of Rules for the Securities Market. -----------------------------

36.10. Deliver the Financial Statements of the Investment Trust within the terms established in the regulations in force to the ASFI, the BBV, the Common Representative of Holders of Securitized Securities, the Risk Rating Agency and the Originator, within the business day following BDP SC's receipt of said document. ----------------------------------------------------------------------------------------------

36.11. Comply with the stipulations of this Contract. -------------------------------------------------------------

36.12. To communicate to the Common Representative of Holders of Securitized Securities when the hedging mechanisms are used for the payment of the obligations of the Securities. ----------------

36.13. It is the obligation of the Securitization Company to liquidate the Investment Trust, in accordance with the terms of this Contract. ------------------------------------------------------------------------

36.14. To abstain from carrying out any act that prevents or restricts the freedom of disposition of the Originator over the funds that are in NUVEATEL's Administrative Account(s). --------------------------

36.15. In case the rating of the Receiving Accounts Operator Bank or whoever substitutes it, had a risk rating lower than "N-1" in the short term, "A" in the long term, in national currency, and/or when it is better for the interests of the Investment Trust, the Securitization Company is obliged to transfer the Receiving Accounts to another financial institution with ratings equal or higher than "N-1" and "A" in the short term and long term, respectively, in national currency, so that this(these) perform(s) the functions of Operator of the Receiving Accounts in similar conditions to those established in the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". -------------------------------------------------------------

36.16. In general, BDP SC shall comply with the obligations established for Securitization Companies in the regulations in force for securitization processes and in this Contract. ----------------

The Securitization Company's rights are as follows: ---------------------------------------------------------

36.17. Receive the totality of the remuneration agreed by the Investment Trust management during its term and liquidation. In the cases of early liquidation of the Investment Trust or total or partial early redemption of the Securitized Securities, the Securitization Company shall receive the remuneration agreed by the Investment Trust management, according to the following procedure: -

a) In the event of an Early Redemption, whether or not at the request of the Originator, the Originator shall pay to the Securitization Company the balance of the future commissions for the Investment Trust management that the latter would cease to receive as a result of such Early Redemption, calculated at Present Value with a discount rate of 4,00% per annum. ---------------------------------------

b) In the event of a partial Early Redemption, the Securitization Company shall continue to receive all the commissions described in Article Eight. --------------------------------------------------------------------

36.18. The Securitization Company shall not be responsible for the payment of the obligations arising from this Issuance with its own resources, for acquiring as such, obligations that are of means and not of result. ---------------------------------------------------------------------------------------------------------

36.19. Those described in the regulations in force. --------------------------------------------------------------

THIRTY-SEVENTH: (OBLIGATIONS AND RIGHTS OF THE SECURITIZATION COMPANY AS MANAGER AND REPRESENTATIVE OF THE INVESTMENT TRUST). -----------------------------------

The obligations of the Securitization Company in its capacity as the Investment Trust manager are as follows: -----------------------------------------------------------------------------------------------------------------

37.1. To have custody of the originals of the documents that make up the Investment Trust and keep them duly individualized and physically separated, being liable even for slight negligence, for the deterioration, destruction or loss of these documents. ----------------------------------------------------------

37.2. Verify that the amounts to be transferred to the Collection Account(s) of the Investment Trust correspond to those established in this Contract, whose support shall be constituted by the Bank's deposit slip or the letter of request for payment and/or transfer, and the statement of the corresponding bank account(s). --------------------------------------------------------------------------------------

37.3. To administer the Investment Trust Collection Account(s), Liquidity Fund Account(s), Accumulated Cash Flow Excess Account(s), Allocation of Resources Account(s) and Payment Provision Account(s). ---------------------------------------------------------------------------------------------------

37.4. To issue as a Relevant Fact the corresponding information on the payment of the Future Flows within the deadlines established by the corresponding regulations. --------------------------------------------

37.5. To sue the Originator or third parties, in the name and on behalf of the Investment Trust, in the appropriate cases.              --------------------------------------------------------------------------------------------------

37.6. In general, to carry out all the measures conducive and necessary to collect the Future Flows.

37.7. In the event that the Securitization Company proceeds to execute the execution to the Originator in accordance with the foreseen in Article Forty-eight of this Contract, the Securitization Company shall only be obliged to transfer to the Holders of Securitized Securities the resources effectively recovered, without the need for authorization from the Originator. ----------------------------

37.8. To carry out diligently all the necessary acts for the attainment of the purpose of the NUEVATEL - BDP SC 049 Investment Trust. --------------------------------------------------------------------

37.9. To keep the assets included in the NUEVATEL - BDP SC 049 Investment Trust separated from its own assets and from those corresponding to other Investment Trust under its management and representation. ------------------------------------------------------------------------------------------------------

37.10. To abstain from carrying out acts that generate conflicts of interest between the Originator and the NUEVATEL - BDP SC 049 Investment Trust. ----------------------------------------------------------

37.11. To render accounts of its management to the Originator according to the present Contract and the effective regulation. -------------------------------------------------------------------------------------------

37.12. To give fulfillment to the "Treasury Policies, Procedures and Specific Functions for the NUEVATEL - BDP SC 049 Investment Trust Management", Annex "B" of the present Contract. ----

37.13. The Securitization Company is obliged to communicate Relevant Facts according to the regulations in force. -----------------------------------------------------------------------------------------------------

The rights of the Securitization Company in its capacity as the Investment Trust manager are as follows:              ---------------------------------------------------------------------------------------------------------------------

37.14. In the event of judicial collection of the Future Flows that make up the Investment Trust, the Securitization Company may hire the sponsoring attorneys, at the expense of the Investment Trust.

37.15. To request from the Originator any specific and precise information regarding the Securitized Flows. ----------------------------------------------------------------------------------------------------------------------

37.16. In the event of an Early Redemption of the Securitized Securities or an early liquidation of the Investment Trust, the Originator shall pay to the Securitization Company the balance of the future commissions for the Investment Trust management that the latter would cease to receive as a result of such Early Redemption pursuant to the terms of Section 36.17 of Article Thirty-six of this Contract.

37.17. The others established in this Contract and in the legal provisions in force. -----------------------

THIRTY-EIGHTH: (OBLIGATIONS AND RIGHTS OF THE STRUCTURER). ----------------------------

The rights and obligations of the Structurer are set forth in the Contract for the Provision of Structuring and Legal Analysis Services for a Securitization Project, executed between the Originator and BDP SC. --------------------------------------------------------------------------------------------------------------------------

OF THE LIQUIDATION

THIRTY-NINTH: (LIQUIDATION OF THE INVESTMENT TRUST). -----------------------------------------

The liquidation of the Investment Trust shall in no case, except for the provisions of Article Forty-eighth of this Contract, imply the anticipated payment by the Originator of the Future Flows of the assigned rights, in accordance with the payment schedule contained in this Contract. In the event of liquidation of the Investment Trust, the obligations of the Originator shall remain in force with respect to whoever is the holder of the rights granted by this Contract, both in amounts and terms. Furthermore, it shall not entail any payment by BDP SC. ------------------------------------------------------

The Investment Trust shall be liquidated upon the occurrence of the following grounds and in accordance with the procedure stipulated in Article Fortieth of this Contract: -------------------------------

39.1. Pursuant to the established in the Supreme Decree No. 25514, the following grounds for liquidation of the Investment Trust are established:              ----------------------------------------------------------

39.1.1. Voluntary dissolution and liquidation of the Securitization Company in its capacity as manager and representative of the Investment Trust and if it had not been possible to transfer the Investment Trust to another Securitization Company. ------------------------------------------------

39.1.2. When by intervention of the Securitization Company, the ASFI orders the cancellation of the authorization and registration thereof and if it has not been possible to transfer the Investment Trust to another Securitization Company. -------------------------------------

39.1.3. When the General Assembly of Holders of Securitized Securities so decides in accordance with the special majorities established in the Securitization Regulations and Article Forty-third. -------------------------------------------------------------------------------------------------------------

39.1.4. Other grounds established by the ASFI and the regulations in force. ----------------------

39.2. For the purposes of this Contract, additionally, the following grounds for liquidation of the Investment Trust have been established when the General Assembly of Holders of Securitized Securities so agrees: ----------------------------------------------------------------------------------------------------

39.2.1. When it has been determined that the Originator has deviated funds in accordance with Article Eleven of this Contract. -----------------------------------------------------------------------------

39.2.2. When it is required to incur into Extraordinary Expenses that exceed the amount established in Section 45.3 of Article Forty-fifth, and there is no agreement with the Originator for the incurrence of additional expenses. ---------------------------------------------------------------------

39.2.3. When there is an unforeseeable situation or change that alters the projected income, with the consequent risk of impossibility of serving adequately the NUEVATEL - BDP SC 049 Securitized Securities according to the payments schedule, except in the cases of: fortuitous events, force majeure or supervening impossibility, indicated in Article Fifty-seventh of the present Contract. -----------------------------------------------------------------------------------------------------

39.2.4. When there are modifications to the tax regulatory framework that are detrimental to the Investment Trust. ------------------------------------------------------------------------------------------------

39.2.5. When the hedging mechanisms are exhausted and the funds of the Investment Trust are insufficient to cover the payment of the principal and interest of the Securitized Securities issued. ------------------------------------------------------------------------------------------------------------------

39.2.6. When for any circumstance the Securities issued and registered are excluded from the ASFI's Securities Market Registry. -----------------------------------------------------------------------------

39.2.7. In the event of bankruptcy or liquidation of the Originator. ------------------------------------

At the request of the Originator, when it accredits the necessary resources to totally redeem the Securitized Securities in advance, plus the penalties for early redemption plus the commission to the Securitization Company in accordance with the established in Article Forty-first. -------------------------

39.2.8. In relation to the grounds mentioned in Section 39.2, the debt of the Securitized Securities shall be considered due, even if it has not yet expired, and the balance of the Securitized Securities of the Investment Trust shall be considered as a liquid, enforceable, due debt, with executive enforceability, considering the unsecured guarantee, through the corresponding executive action. In other words, the Originator backs the Securitized Securities with all its present and future assets in an undifferentiated manner, only up to the total amount of the obligations arising from the NUEVATEL- BDP SC 049 Securitized Securities. --------------------------------------------------------------------------------------------------------------

The Originator, recognizes this document as an Executive Title, submitting voluntarily and irrevocably to the executive process, empowering the NUEVATEL - BDP ST 049 INVESTMENT TRUST, in the event of non-compliance to the payment of the obligation contracted, to initiate the executive process. -----------------------------------------------------------------

In the event of the occurrence of any of the grounds mentioned in this Section 39.2, the Securitization Company shall summon the General Assembly of Holders of Securitized Securities within a maximum term of fifteen (15) business days after the grounds for liquidation are known, in order to consider the liquidation of the Investment Trust and shall proceed in accordance with the terms of Article Fortieth of this Contract. -------------------------------------------------------------------------------

BDP SC shall publish the Assembly's decision as a Relevant Fact and the corresponding authorization for the liquidation will be requested from the ASFI. ----------------------------------------------

39.3. The grounds for liquidation of the Investment Trust that do not require the authorization of the General Assembly of Holders of Securitized Securities are the following: -----------------------------------

39.3.1. Termination of this Contract prior to the Issuance of the Securitized Securities. ---------

39.3.2. When the total amount of the Securities issued has been amortized. -----------------------

39.3.3. If the Placement Target is not reached as stipulated in Article Twenty-One of this Contract.              ----------------------------------------------------------------------------------------------------------------

FORTIETH: (INVESTMENT TRUST LIQUIDATION PROCEDURE). ----------------------------------------

Before initiating the procedure, the ASFI must be informed of the liquidation, in order to comply with the provisions of the Supreme Decree N° 25514 and the Securitization Regulations contained in Book 3° of the Compilation of Rules for the Securities Market, as applicable, in accordance with the following: -----------------------------------------------------------------------------------------------------------------------

40.1. Up to thirty (30) business days following the ASFI's approval, the Securitization Company shall proceed to pay the liabilities of the Investment Trust up to the concurrence of the available assets and property thereof, including the balance of the Liquidity Fund and the other hedging mechanisms, in accordance with the priority of payments established in Article Twelve of this Contract. --------------------------------------------------------------------------------------------

40.2. If there remain assets other than money, which are future flows, goods received in payment, credits in judicial collection or other assets, the Originator shall have the first option to acquire such assets of the Investment Trust, at the value necessary to redeem the totality of the obligations of the Investment Trust. If the Originator does not make use of the option to acquire such assets, the transfer may be made to third parties, taking as price the value necessary to redeem all the obligations of the Investment Trust, within a term not exceeding sixty (60) calendar days, computable since the Originator's rejects the option to acquire such assets or the term to exercise its option expires. ------------------------------------------------------------

40.3. In the event of a lower price offer, the same shall be submitted for the consideration of the General Assembly of Holders of Securitized Securities. ---------------------------------------------

40.4. In the event that the realization of the assets is not carried out, in compliance with Section 44.2.5 of Article Forty-Fourth of this Contract, the debt shall be immediately enforceable to the Originator as unsecured debt and the other guarantees presented for the balance of the outstanding Securitized Securities and the interest recorded therein, the debt shall be liquid, enforceable and of due term, with executive enforceability through the corresponding executive action, without taking into account the remaining terms established in each Securitization Security.              ----------------------------------------------------------------------------------------------------------------

40.5. Once the above procedures have been executed, the Securitization Company shall summon a General Assembly of Holders of Securitized Securities, in order to present them with the corresponding accounts and financial statements of the Investment Trust and to report on the results of the liquidation and terminate it. -------------------------------------------------------------

40.6. The Minute of said Assembly, for all legal purposes, shall constitute a sufficient and final instrument for the liquidation of the Investment Trust.              ---------------------------------------------------

40.7. In case any Holder of Securitized Securities had not made the collection of its credits within the ninety (90) business days following the date of the General Assembly of Holders of Securitized Securities indicated in the preceding section, the Securitization Company will transfer to an account opened in the name of the Securitization Company with the denomination "Balances NUEVATEL - BDP SC 049 Investment Trust", the balances corresponding to these credits. -----------------------------------------------------------------------------------

40.8. If the credits are not claimed within ten (10) years from the date of the General Assembly of Holders of Securitized Securities, they shall lapse in favor of the State, and the Securitization Company shall transfer such amounts to the National Treasury. -----------------

40.9. The Securitization Company shall in no case be obliged to pay the liabilities and expenses of the Investment Trust with its own resources, other than those assigned and effectively collected by the Investment Trust pursuant to this Contract. -------------------------------

40.10. In no case may the Originator be required to cancel the Future Flows in advance, except as provided in Article Forty-eight of this Contract. -------------------------------------------------

40.11. In any event of early liquidation of the Investment Trust, the payment shall be applied to all the Securitized Securities on a proportional basis. -----------------------------------------------

40.12. The elements not considered in this procedure must be brought to the attention of the ASFI for its respective authorization. --------------------------------------------------------------------------

40.13. If there are still assets remaining in the Investment Trust after having complied with all the obligations, after having exhausted the procedures described above, the General Assembly of Holders of Securitized Securities shall define the allocation of such assets. -------

40.14. With the resolution of the General Assembly of Holders of Securitized Securities, for all legal purposes the Investment Trust shall be considered liquidated and the Securitization Company shall be released from all future obligations and liabilities as manager and representative of the Investment Trust. ------------------------------------------------------------------------

40.15. The liquidation of the Investment Trust must have an External Audit report, performed by an External Auditing Firm registered in the ASFI's Securities Market Registry, whose expenses are borne by the Investment Trust.              -------------------------------------------------------------

40.16. In the event of the occurrence of what is stipulated in Section 39.3.3, up to the next business day following the end of the Placement Period, the resources with which they had acquired the Securitized Securities shall be returned to the investors at the acquisition price without recognizing any yield or accrual for the days elapsed. ------------------------------------------

EARLY REDEMPTION

FORTY-FIRST: (EARLY REDEMPTION OF THE SECURITIZED SECURITIES). -----------------------

The Securitized Securities may be totally or partially redeemed early, at any time after their Issue, at the request of the Originator. In order to carry out a total or partial early redemption at the Originator's request, the Originator must communicate to the Securitization Company its intention to acquire all or part of the Securitized Securities for consideration. If the early redemption is carried out under this figure, the Originator must pay to the Securitization Company the balance of the future commissions for the Investment Trust management that the latter would cease to receive as a result of said early redemption in accordance with Article Thirty-six Section 36.17 of this Contract.

Any decision to early redeem the Securitized Securities must be communicated as a Relevant Fact to the ASFI, to the BBV and to the Common Representative of Holders of Securitized Securities. --

Likewise, the Securitized Securities shall cease to accrue interest as from the date set for their payment. ------------------------------------------------------------------------------------------------------------------------

In the event of a Partial Early Redemption, any of the following procedures may be followed: ---------

- By acquisition in the secondary market of the Securitized Securities, by the Investment Trust through operations in the Stock Exchange. -----------------------------------------------------------------

- By draw, following the procedure indicated in Articles 662 to 667 of the Bolivian Code of Commerce as applicable, taking into account the amendment to Article 663 made by Law No. 779 of January 21st, 2016, as specified in the following paragraphs. ---------------------------

In case of draw: -------------------------------------------------------------------------------------------------------------

On the payment date, the Investment Trust shall pay to the Holder of Securitized Securities, the Redemption Price that is higher among the following options:              --------------------------------------------------

i. Price at the Valuation Rate; and -------------------------------------------------------------------------------

ii. The amount of Principal plus Interest plus Compensation for early redemption. -----------------

The Price at the Valuation Rate corresponds to the Price of the Securitization Security (according to the Valuation Methodology contained in Book 8 of the Compilation of Rules for the Securities Market issued by the ASFI), as of the payment date, discounted at the Valuation Rate. --------------------------

The Valuation Rate shall be understood as the Rate of Return recorded in the portfolio of the Holders of Securitized Securities, at market price, according to the corresponding valuation code of this Issue; on the day immediately prior to the payment date. This return rate shall be provided by the BBV or by the EDV at the request of the Holders of Securitized Securities. --------------------------------------------

Principal plus Interest shall be understood as the principal pending payment plus the interest accrued up to the payment date. ----------------------------------------------------------------------------------------------------

The Compensation for early redemption will be calculated on a percentage basis with respect to the principal amount of the Securitized Securities to be redeemed early, based on the days of remaining life of the Issue of the NUEVATEL - BDP SC 049 Securitized Securities, subject to the following:

Remaining term of the Issue (in days)	Percentage of compensation on the principal balance to be redeemed
1 - 360	1,15%
361 - 720	1,50%
721 - 1.080	1,85%
1.081 - 1.440	2,10%
1.441 - 1.800	2,50%
1.801 - 2.160	3,00%
2.161 - 2.520	3,50%
2.521 - 2.880	4,50%
2.881 - 2.927	5,00%

The Securitized Securities will be redeemed at the Redemption Price established in the previous paragraphs. --------------------------------------------------------------------------------------------------------------------

For such effect, NUEVATEL S.A. will deposit the previously mentioned amount in the account that to such effect establishes the Paying Agent at the latest one (1) business day before the date indicated for the payment. -------------------------------------------------------------------------------------------------

After a partial early redemption of the Securitized Securities, if a Coupon Coverage Coefficient greater than 1,00 is generated, it will proceed according to what is established in Article Twelfth Section 12.1 paragraph d) of this Contract. ---------------------------------------------------------------------------

OF THE REPRESENTATIVE

FORTY-SECOND: (COMMON REPRESENTATIVE OF HOLDERS OF SECURITIZED SECURITIES).              ---------------------------------------------------------------------------------------------------------------

The Common Representative of Holders of Securitized Securities may be any individual or collective person who has no conflict of interest with the Securitization Company or the Originator. His appointment is in the first instance the responsibility of the Securitization Company however, the General Assembly of Holders of Securitized Securities may remove him at any time and appoint his replacement. -------------------------------------------------------------------------------------------------------------------

The Securitization Company has provisionally appointed Promotora Financiera y Tecnológica S.R.L. (PROFIT), with NIT No. 1018497028, with registered office in the city of La Paz, Calle Fernando Guachalla Nº 339 Passage Jauregui, entre 6 de Agosto y 20 de Octubre, as the Common Representative of Holders of Securitized Securities. ---------------------------------------------------------------

Once the placement of the Issue has been completed, the Holders of Securitized Securities, in accordance with the terms of Article 1, Section 2, Chapter VI, Title I of Book 3 of the Securitization Regulations, contained in the Compilation of Rules for the Securities Market issued by the ASFI, may appoint a new Common Representative of Holders of Securitized Securities to replace the provisional one, who will be automatically ratified if thirty (30) calendar days after the placement has been completed there is no pronouncement in this regard. ------------------------------------------------------

The Common Representative of Holders of Securitized Securities shall have the obligation to oversee compliance with the terms contained in this Contract, as well as to represent the Holders of Securitized Securities before the Securitization Company and before the authorities, and to take the necessary steps to defend the interests of the Holders of Securitized Securities. --------------------

The Common Representative of Holders of Securitized Securities shall execute a contract with the Securitization Company in which its functions and attributions shall be specified, and may only terminate the contract from which it derives its position for the grounds expressly contemplated therein or for those established in the applicable rules to that effect, or for serious proven reasons, which must be previously communicated to the ASFI. Notwithstanding, shall continue in office until a new Common Representative of Holders of Securitized Securities is appointed, except in the event of being removed for serious proven cases, for which reason BDP SC shall appoint a new provisional Common Representative of Holders of Securitized Securities and summon the General Assembly Holders of Securitized Securities within a maximum term of five (5) business days to ratify or replace the provisional Common Representative of Holders of Securitized Securities without altering the budget of the Investment Trust detailed in Article Seventeenth of this Contract. ---------------------------

The Common Representative of Holders of Securitized Securities shall execute a contract with the Securitization Company specifying, at least, the following functions and powers: -----------------------

42.1. To perform all the acts necessary for the exercise of the rights and the defense of the common interests of the Holders of Securitized Securities. -------------------------------------------------------------------

42.2. To represent the Holders of Securitized Securities in everything concerning their common or collective interest, before the Securitization Company or third parties, when it corresponds. --------

42.3. To request to the Securitization Company, the reports that it reasonably consider necessary and the indispensable revisions of the accounting books and other documents of the NUEVATEL - BDP SC 049 Investment Trust. The SC will be able, in any case, to object in writing before the Common Representative of Holders of Securitized Securities the submission of information, when it considers that the requirement or request is not in its reasonable judgment. --------------------------------

No requirement or request for information from the Common Representative of Holders of Securitized Securities shall be of such nature as to necessitate the preparation or analysis of data or professional knowledge, which in any event must be obtained or performed by the Common Representative of Holders of Securitized Securities, at the expense of the Holders of Securitized Securities. ----------------------------------------------------------------------------------------------------------------------

In case of controversy or disagreement between the Securitization Company and the Common Representative of Holders of Securitized Securities regarding the reasonability of the information required by the latter, the Representative shall summon a General Assembly of Holders of Securitized Securities in order to define such aspect, which shall be decided only with the favorable vote of two or more Holders of outstanding Securitized Securities representing the numerical majority of the Holders of Securitized Securities present and at least eighty percent (80%) of the amount of outstanding securities. ------------------------------------------------------------------------------------------------------

42.4. To inform the Holders of Securitized Securities and the ASFI, as soon as possible and by suitable means, about any breach of the obligations in charge of the Securitization Company in relation to the NUEVATEL - BDP SC 049 Investment Trust. ----------------------------------------------------

42.5. To inform the ASFI immediately and promptly about any situation or event that could imply a conflict of interest in its actions before the Holders of Securitized Securities or with the Securitization Company. This shall also be reported to the General Assembly of Holders of Securitized Securities.

42.6. To keep confidential, during the term of this Issue, all information of a confidential nature known to it in the exercise of its function as Common Representative of Holders of Securitized Securities, as long as it is not indispensable for the protection of the interests of its principals. -----------------------

42.7. Refrain from giving any preferential treatment to a Holder or a group of Holders of Securitized Securities. ----------------------------------------------------------------------------------------------------------------------

42.8. To ensure timely compliance with all the terms and formalities of the Issue, understanding that this function is limited to informing the Holders either directly or through the information mechanisms established by the ASFI and the BBV about non-compliance with those obligations under the Issue documents and which are included in this Contract. ----------------------------------------------------------------

42.9. Verify the existence of funds for the payment of interest and amortization of principal. -----------

42.10. Verify the creation, existence and maintenance of the foreseen hedging mechanisms, as well as the manner in which they are used. ---------------------------------------------------------------------------------

42.11. To request to the Securitization Company, when it deems it necessary, punctual and specific information based on reasons strictly related to the present Issue, about the situation of the Future Flows and the state of the NUEVATEL - BDP SC 049 Investment Trust and to provide it to the Holders of Securitized Securities, when they request it. -----------------------------------------------------------

42.12. To summon, at the expense of the Investment Trust, the General Assembly of Holders of Securitized Securities whenever it deems it convenient, at least once a year on each anniversary date of the Fund. For such purpose, it shall publish a summons notice in a newspaper with national circulation or send a written communication by certified mail to the registered address of each of the Holders of Securitized Securities, at least seven (7) calendar days in advance. ---------------------------

42.13. To preside over the General Assembly of Holders of Securitized Securities, in which it shall intervene with voice but without vote, except in its capacity as Holder of Securitized Securities. ------

42.14. In what corresponds, to oversee the fulfillment of the Financial Commitments assumed by NUEVATEL, detailed in Article Thirty-Five of the present Contract, having to communicate any breach to the Holders of Securitized Securities the following business day of knowing such breach.

42.15. In general, to take the necessary steps for the defense of the common interest of the Holders of Securitized Securities in accordance with the regulatory and legal rules established for such purpose. In any case, the Common Representative of Holders of Securitized Securities, in the exercise of its functions, may not supplant the functions of specialized institutions, such as: ASFI, External Auditor and Risk Rating Entity. -------------------------------------------------------------------------------

42.16. If the events stipulated in Article Forty-First of this Contract occur, the Common Representative of Holders of Securitized Securities shall verify that the redeemed NUEVATEL - BDP SC 049 Securitized Securities are cancelled through a written request of such information to the EDV, in coordination with the Securitization Company. ---------------------------------------------------------

42.17. Other functions or requirements of revisions to be requested by the Holders of Securitized Securities emanating from resolutions of the General Assembly of Holders of Securitized Securities.

Likewise, the Rendering of Accounts mentioned in Article Forty-six of this Contract, received by the Common Representative of Holders of Securitized Securities, shall be the same as the one sent by BDP SC to the ASFI. -------------------------------------------------------------------------------------------------------

OF THE ASSEMBLIES

FORTY-THIRD: (GENERAL ASSEMBLY OF HOLDERS OF SECURITIZED SECURITIES). -------

The General Assembly of Holders of Securitized Securities is the highest decision-making body of the NUEVATEL - BDP SC 049 Investment Trust, through which the Holders of NUEVATEL - BDP SC 049 Securitized Securities issued in the Securitization Process express their will. -------------------

It is of competence of the General Assembly of Holders of Securitized Securities: ------------------------

43.1. To oversee and defend the interests of the Holders of Securitized Securities. ----------------------

43.2. As long as there is a balance pending payment of the Issue of the Securitized Securities, amendments to this Contract may be approved exclusively by agreement of the General Assembly of Holders of the Securitized Securities, the Originator and the Securitization Company. The General Assembly of Holders of the Securitized Securities may not deny, delay or condition its consent to make amendments to this Contract in an unreasonable manner when such amendments do not affect the characteristics of the Securitized Securities and are (1) Necessary for the development of the Investment Trust (2) May result in an increase in the income of the Investment Trust (3) May result in a decrease in the costs of the Investment Trust. --------------------------------------

43.3. To approve all that which is within its competence in accordance with the established in the regulations in force and in the present Contract. In its case, for fully justified reasons, to approve the transfer of the NUEVATEL - BDP SC 049 Investment Trust to another Securitization Company.

43.4. In case of substitution of the Securitization Company for any of the grounds foreseen in this Contract, the General Assembly of Holders of Securitized Securities shall define and approve the substitution procedure, without it implying expenses for the Securitization Company or the Originator, in any case. ----------------------------------------------------------------------------------------------------

43.5. The General Assembly of Holders of Securitized Securities may at any time remove or replace the Common Representative of the Holders of Securitized Securities, the External Auditor and the Risk Rating Entity. -----------------------------------------------------------------------------------------------------------

43.6. To approve the indebtedness operations of the Investment Trust, under the terms set forth in Title I of Book 3 of the Compilation of Rules for the Securities Market and other applicable regulations.

43.7. Approve the early liquidation of the Investment Trust when it corresponds. --------------------------

43.8. All those established in the Contract and in the regulations in force. -----------------------------------

43.9. As regards the operation of the General Assembly of the Holders of Securitized Securities, the quorum requirements and other formalities shall be as follows: -------------------------------------------------

a) Meetings of the General Assembly of Holders of Securitized Securities: The Holders of Securitized Securities shall meet in General Assembly of Holders of Securitized Securities upon summon made by the Securitization Company, or by the Common Representative of the Holders of Securitized Securities. --------------------------------------------------------------------

The Holders of Securitized Securities, representing not less than fifteen percent (15%) of the number of Securities issued, may request the Securitization Company, or the Common Representative of the Holders of Securitized Securities, to summon the General Assembly of Holders of Securitized Securities. If the person who has been requested to hold the General Assembly of Holders of Securitized Securities does not summon it within thirty (30) calendar days computable from the receipt of the request, the group of Holders of Securitized Securities that reach the indicated percentage may summon the General Assembly of Holders of Securitized Securities, this fact must be previously communicated to the ASFI, together with a copy of the request to summon the meeting submitted to the Securitization Company or to the Common Representative of the Holders of Securitized Securities, stating the proof of receipt. ----------------------------------------------------------------------

b) Summons to the General Assembly of Holders of Securitized Securities: The summons shall be made by means of a notice published prominently in a newspaper of wide national circulation, or by any other suitable means that in ASFI's judgment likewise guarantees the widest dissemination of the citation; with the advance notice provided for in Section 42.12 of Article Forty-Second above.              ---------------------------------------------------------------------------------

The summons shall state whether it is a first or second summon meeting; the place, date, time and agenda of the matters to be discussed at the General Assembly of Holders of Securitized Securities and any other information or warning as the case may be. --------------

c) Quorum of the General Assembly of Holders of Securitized Securities: at the General Assembly of Holders of Securitized Securities, each of the Holders of Securitized Securities shall have the corresponding number of votes in accordance with the regulations in force at the time of the meeting of the Assembly, which may validly deliberate with the presence of two or more Holders of outstanding Securitized Securities representing not less than fifty-one percent (51%) of the amount of Securities issued. The decisions of the General Assembly of Holders of Securitized Securities shall be adopted by the absolute majority of the votes present. The Holders of Securitized Securities shall have as many votes as the number of times their invested amount is divided by the par value of the Securities. ----------

If there is no quorum to deliberate and decide at the General Assembly of Holders of Securitized Securities on the first summon, a second summon may be held, pursuant to the terms of subsection b) above; the same shall be held with the concurrence of any number of Holders of Securitized Securities and without the need for the representation of fifty-one percent (51%) of the amount of outstanding Securitized Securities to validly deliberate and decide, a fact which must be clearly stated in the notice. In the latter case, decisions may be taken by absolute majority (50% + 1) of the votes present, except in the cases provided for in subsection d) below. ------------------------------------------------------------------------------------------

The decisions adopted by the General Assembly of Holders of Securitized Securities, subject to the law, shall be binding even for the absent or dissenting Holders of outstanding Securitized Securities. -------------------------------------------------------------------------------------------

No provision of the General Assembly of Holders of Securitized Securities may discriminate among the Holders of Securitized Securities or dissenters. -------------------------------------------

d) Special Majority Decisions: The following matters within the competence of the General Assembly of Holders of Securitized Securities may be resolved, on first or second summons, only with the favorable vote of two or more Holders of outstanding Securitized Securities representing the numerical majority of the Holders of Securitized Securities present and at least eighty percent (80%) of the number of outstanding Securities: -------------------------------

1. To consent that the Investment Trust carry out a debt operation provided that the same is subject to the requirements established by Title I of Book 3, Chapter VI, Section I, Article 6 of the Compilation of Rules for the Securities Market and other applicable regulations. ------

2. Approve the early liquidation of the Investment Trust, when applicable. -----------------------

3. Approve amendments to the Contract in the manner and scope set forth in Article Fifty-First of this Contract. ---------------------------------------------------------------------------------------------

4. To approve the transfer of the NUEVATEL - BDP SC 049 Investment Trust to another Securitization Company, and to define and approve the substitution procedure in the manner and with the scopes foreseen according to Article Fifty-Six of this Contract. ----------

5. To remove the Common Representative of the Holders of Securitized Securities. ----------

If there is not a quorum to deliberate and decide at the General Assembly of Holders of Securitized Securities on the first summon regarding any of the aforementioned matters, a second summon to the General Assembly of Holders of Securitized Securities may be made, in which the presence of two or more Holders of outstanding Securitized Securities shall be sufficient to validly deliberate and decide, a fact that must be clearly stated in the notice of the second summon. ---------------------------------------------------------------------------------------------

The decisions adopted by the General Assembly of Holders of Securitized Securities pursuant to the terms of this Section 43.9 shall be submitted to the ASFI for its formal approval. For this purpose, the ASFI shall previously verify that such decisions have been adopted within the guidelines established by Title I of Book 3 of the Compilation of Rules for the Securities Market and other applicable regulations. ------------------------------------------------

e) General Assembly of Holders of Securitized Securities without the need for summons: The General Assembly of Holders of Securitized Securities may validly meet without complying with the requirements set forth for the summons and resolve any matter within its competence provided that one hundred percent (100%) of the outstanding Securitized Securities are represented. Resolutions shall be adopted in accordance with the majorities set forth above. ----------------------------------------------------------------------------------------------------

f) General Assembly of Holders of Securitized Securities summoned by the ASFI: The Supervisory Authority of the Financial System may summon the General Assembly of Holders of Securitized Securities or order the Securitization Company or the Common Representative of Holders of Securitized Securities to summon it, when events occur that should be known by the Holders of Securitized Securities or that may determine that instructions be given to the Common Representative of the Holders of Securitized Securities, or that his appointment be revoked. --------------------------------------------------------------------------

OF THE HEDGES

FORTY-FOURTH: (INTERNAL HEDGING MECHANISMS, ADDITIONAL SECURITIES AND PRIORITY OF USE IN CASE OF LACK OF FLOW). -------------------------------------------------------------

44.1. INTERNAL HEDGING MECHANISM: -------------------------------------------------------------------------

Pursuant to Article 2 of Section 2, Chapter I, Title I, Book 3 of the Securitization Regulations contained in the Compilation of Rules for the Securities Market issued by the ASFI, the following internal hedging mechanisms are adopted: ---------------------------------------------------------------------------

44.1.1. Liquidity Fund: It will be created by NUEVATEL with the amount of Bs 1.000.000.- (One Million 00/100 Bolivians), which will come from the resources obtained from the placement of the Securitized Securities and which will be deposited in the account(s) denominated "Liquidity Fund NUEVATEL - BDP SC 049 Investment Trust". ----------------------------------------------------------------------

This fund will be used to cover the liquidity needs of the Investment Trust, and will be returned by the Investment Trust or the Originator to its original level of Bs 1.000.000.- (One Million 00/100 Bolivians) each time it is used. -------------------------------------------------------------------------------------------

The Liquidity Fund represents 0.59% of the amount required by the Originator. Its purpose is to hedge, in the event of non-compliance with the assignment of Future Flows, the projected outflows of the Investment Trust during the term thereof. ---------------------------------------------------------------------

In the case of replenishment of the Liquidity Fund due to Extraordinary Expenses, the procedure set forth in Article Forty-fifth of this Contract shall be followed. In the case of replenishment of the Liquidity Fund due to insufficient funds, the procedure established in Article Forty-sixth shall be followed. -----The resources of the "Liquidity Fund Account(s) of the NUEVATEL - BDP SC 049 Investment Trust", belong to the Originator and will be administered by the Securitization Company under the conditions established in the present Contract. ----------------------------------------------------------------------

The Originator knows and accepts that at the end of the process, the Bs 1.000.000.- (One Million 00/100 Bolivians) of the Liquidity Fund formed as an internal hedging mechanism, could suffer variation depending on the insufficiencies of flows according to the established in the present Contract. ------------------------------------------------------------------------------------------------------------------------

44.1.2. Endorse: The Originator of the present securitization process will be the Endorser of the "NUEVATEL - BDP SC 049 Securitized Securities" to be issued with charge to the " NUEVATEL - BDP SC 049 Investment Trust", in other words, in case of insolvency or liquidation of the Investment Trust, the debt consigned in the Securitized Securities will be demandable directly to the Originator. Before the insolvency of the Originator, bankruptcy, creditors' contest, civil or penal actions that are initiated or penal that are initiated against the Originator. ---------------------------------------------------------

Likewise, NUEVATEL will guarantee with all its present and future goods the NUEVATEL - BDP SC 049 Securitized Securities according to what is established in the present document, with condition of solidarity in the execution of this obligation. In other words, in case of insolvency or anticipated liquidation of the " NUEVATEL - BDP SC 049 Investment Trust" the debt consigned in the Securitized Securities will be liquid, enforceable and of due term with executive enforceability in favor of the Investment Trust. ----------------------------------------------------------------------------------------------------

44.2. ADDITIONAL SECURITY: ----------------------------------------------------------------------------------------

The following have been established as additional security: -----------------------------------------------------

44.2.1. Accumulated Cash Flow Excess: This is a reserve created with the differential margin or surplus between the income and expenses of the Investment Trust, whose monthly balance is shown in the Cash Flow budget of the Investment Trust set forth in the prospectus and amounts to Bs 5.000.000,00 (Five Million 00/100 Bolivians) after the first year and on average amounts to Bs 4.599.253,83 (Four Million Five Hundred Ninety-Nine Thousand Two Hundred Fifty-Three 83/100 Bolivians), whose monthly balance is shown in the Cash Flow budget of the Investment Trust set forth in the prospectus. -----------------------------------------------------------------------------------------------------

44.2.2. Ownership of the Monthly Income: The Investment Trust owns NUEVATEL's income received in the Hoarding Accounts detailed in Section 2.12.8, without these flows having any previous allocation, until reaching the amount established in Article Ninth. The Investment Trust is the proprietor of the monthly income, considering as the accrual period that described in Section 2.21 of Article Two, to be credited to the Receiving Accounts, up to the amount programmed for each month in accordance with the terms of this Contract. Due to this condition the Originator may not dispose of these resources. -----------------------------------------------------------------------------------------------

44.2.3. Receiving Accounts managed by a third party: The totality of NUEVATEL's income received in the Hoarding Accounts, will be transferred automatically to the Receiving Accounts and managed by the Receiving Accounts Operator until covering the assigned flows and others described in this Contract, in such a way that the management of the above-mentioned resources is isolated from the influence of the Originator, its creditors and of the Securitization Company. The procedure of collection and transfer of resources of the Receiving Accounts, is regulated in the " Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust" and described in Article Fourth Section 4.3 of the present Contract. -------------------------------------------------------------------------------------------------------------

44.2.4. External Audit Certifications: In a semiannual way, an External Auditor will certify that for the Receiving Accounts have entered the totality of NUEVATEL's income received in the Hoarding Accounts. -----------------------------------------------------------------------------------------------------------------------

44.2.5. Unsecured Guarantee: It is understood as guarantee of the obligation, by which the originator guarantees with all its goods and by having the Securities of Securitization issued with charge to the Investment Trust. This mechanism is activated in the event of breach of the Originator's obligations and is described in Article Forty-seven of this Contract. --------------------------

44.2.6. Financial Commitments: These are commitments that the Originator must assume and present periodically with respect to its indebtedness and financial debt hedging service ratios, as described in Article Thirty-Fifth Section 35.8 of this contract. ----------------------------------------------------

44.3. PRIORITY OF USE OF THE ADDITIONAL HEDGING AND SECURITY MECHANISMS: ----

In the event of an insufficiency of funds in the Investment Trust to cover the obligations arising from the issuance of the Securitized Securities, the following order of priority shall be used in the use of the additional hedging and security mechanisms that form sources of liquidity: ----------------------------

1° Accumulated Cash Flow Excess -------------------------------------------------------------------------------------

2° Liquidity Fund --------------------------------------------------------------------------------------------------------------

3° Endorser -------------------------------------------------------------------------------------------------------------------

4° Unsecured Guarantee --------------------------------------------------------------------------------------------------

In the event of having used the Liquidity Fund, the amount used will be reimbursed with the resources collected by the Receivable Account Operator, according to the procedure specified in Article Forty-fifth and/or Forty-sixth, as applicable. -----------------------------------------------------------------------------------

The resources of the Liquidity Fund and Accumulated Cash Flow Excess will be used until they are exhausted and the ASFI and the BBV will be notified of this fact as a Relevant Fact, as well as the Common Representative of the Holders of the Securitized Securities. In the event that these resources are insufficient to cover these obligations, this fact shall constitute grounds for liquidation of the Investment Trust, in which case a General Assembly of Holders of Securitized Securities shall be summoned within a term not to exceed fifteen (15) calendar days, computable from the date the Securitization Company becomes aware of the fact, and shall proceed according to the procedure set forth in this Contract. ---------------------------------------------------------------------------------------------------

FORTY-FIFTH: (USE OF THE LIQUIDITY FUND FOR EXTRAORDINARY EXPENSES). ------------

45.1. The Securitization Company shall proceed to use the Funds in the Liquidity Fund account until the resources are exhausted if necessary, and shall notify the Originator and whoever else may correspond of this fact. -----------------------------------------------------------------------------------------------

45.2. The Originator will be obliged to reimburse the same, within a maximum term of ninety (90) calendar days of notified by BDP SC, otherwise, by means of this Contract, NUEVATEL authorizes that BDP SC, with the support of the audit certification that corresponds to Extraordinary Expenses, instructs the Receiving Accounts Operator the retention of these amounts for their transfer to the Liquidity Fund Account(s). -------------------------------------------------------------------------------------------------

The transfer of the necessary amount to the Liquidity Fund described in the preceding paragraph shall be made in the following manner: --------------------------------------------------------------------------------

a) Once BDP SC receives the External Auditor's Certification, which shall indicate the amount of the Extraordinary Expense, BDP SC shall notify the Receiving Account Operator and whomever else may correspond, through a letter supported by this certification. ----------------

b) Once the Receiving Account Operator has made the transfer of the flow corresponding to that month, in compliance with the payments schedule of Future Flows assigned in Article Ninth of this Contract, it shall additionally transfer the amounts to reimburse the resources of the Liquidity Fund specified in the External Auditor's Certification indicated above. -------------

These reimbursements to the Liquidity Fund may not be destined for additional Extraordinary Expenses. In this sense, the Originator is not obliged to pay any additional Extraordinary Expenses that, added to other previous ones, exceed the accumulated amount of Bs 1.000.000.- (One Million 00/100 Bolivians). -----------------------------------------------------------------

In case of Extraordinary Expenses that have not been certified as such by the External Auditor, in response to BDP SC's request for certification, and only in the event that a conciliation or settlement agreement is not reached with the Originator in relation to the Extraordinary Expenses in question, within a peremptory term of ninety (90) calendar days, the Parties agree that any discrepancy or controversy related solely and exclusively to this aspect shall be resolved through arbitration with seat in the city of La Paz, administered by the Conciliation and Arbitration Center of the National Chamber of Commerce, in accordance with its Regulations, pursuant to the provisions of Law No. 708. -------------------------------------

45.3. If Extraordinary Expenses for an amount greater than Bs 1.000.000 (One Million 00/100 Bolivians) are incurred, this shall constitute grounds for liquidation of the Investment Trust, in which case, a General Assembly of Holders of Securitized Securities shall be summoned within a term not to exceed five (5) calendar days, computable from the date the Securitization Company becomes aware of the fact, and shall proceed in accordance with the terms of Article Thirty-ninth of this Contract, unless the Originator is willing to cover Extraordinary Expenses in excess of the amount of Bs 1.000.000.- (One Million 00/100 Bolivians). -------------------------------------------------------------------

For the use of the resources of the Liquidity Fund for budgeted expenditures and/or payment of principal and interest on coupons, the procedure established in Article Forty-six will be followed. ----

FORTY-SIXTH: (USE OF EXCESS CASH FLOW AND THE LIQUIDITY FUND IN THE EVENT OF INSUFFICIENT FUTURE CASH FLOWS). ---------------------------------------------------------------------------

46.1. In the event that the flow transferred to the Collection Accounts of the Investment Trust is less than the monthly amount of the flow established in Article Ninth of this Contract to date, the Securitization Company shall proceed to transfer resources from the Accumulated Cash Flow Excess and Liquidity Fund to the Collection Accounts of the Investment Trust until the established amount is covered, in accordance with the priority established in Section 44.3 of this Contract. ------

46.2. Without prejudice of the above, the Bank or whoever substitutes it, will continue accumulating resources of the Originator until completing the amount established in Article Ninth of the present Contract, to proceed to the transfer of the remaining balance to the Collection Account(s) of the Investment Trust according to the established in the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust", and its later reimbursement to the Liquidity Fund Account(s) up to a value of Bs 1.000.000.- (One Million 00/100 Bolivians). ------------------------------------------------------------------------------------------------------------

46.3. In case of having exhausted the available resources of the Accumulated Cash Flow Excess and Liquidity Fund it will resort to the Guarantee of the issue and in case of being necessary to the unsecured guarantees, in that order. The Investment Trust manager will communicate to NUEVATEL through a formal note about the missing amount to complete the amount established in Article Ninth of the present Contract; having to proceed to transfer the requested amount to the Collection Account(s) of the Investment Trust. NUEVATEL, is under the obligation to reimburse the missing flows over the necessary periods. The above-mentioned amounts will be property of the Investment Trust. -------------------------------------------------------------------------------------------------------------

46.4. If once the accumulation term has finished and the amount established in the foreseen schedule in Article Ninth of the present Contract has not been collected, the Bank will have to inform of this fact immediately to BDP SC and NUEVATEL, through a letter and will have to continue collecting and transferring the funds to the Investment Trust automatically beyond the last day of the month until completing the amount agreed in the schedule of Article Ninth. If in order to collect the amount necessary for the payment of one month to the Investment Trust it is necessary to continue collecting in the following month and so on, the amounts collected shall go first to meet the oldest payment due and so on. Once the amounts destined to the replenishment of the hedging mechanisms of the Investment Trust have been collected, as set forth in this section, the Bank or whoever substitutes it, shall proceed in accordance with Section 10.6 of this Contract. -----------------

46.5. The modalities, forms and terms through which the Bank, or whoever substitutes it, will comply with its duties, are established in the "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust". -------------------------

FORTY-SEVENTH: (LIQUIDATION OR BANKRUPTCY OF THE ORIGINATOR). ----------------------

In the event that the Originator enters into a process of liquidation, insolvency or bankruptcy for any reason, the rights over the Securitized Securities pending payment shall automatically become a liquid, enforceable and due debt in favor of the Investment Trust. ----------------------------------------------

This debt will have unsecured guarantee, which means that the Originator endorses the same with all its present and future assets in an undifferentiated manner, only up to the total amount of the obligations arising from the NUEVATEL - BDP SC 049 Securitized Securities. ----------------------------

The Securitization Company, on behalf of the Investment Trust, shall initiate the corresponding judicial process in the event of insolvency or bankruptcy. ---------------------------------------------------------

FORTY-EIGHTH: (ANTICIPATED COLLECTION OF FUTURE FLOWS). ---------------------------------

The rights over Future Flows pending payment, shall cause the Securitized Securities to become enforceable debt in the following cases: -------------------------------------------------------------------------------

- For funds diversion in accordance with the terms of Article Eleventh. ---------------------------------------

- Due to bankruptcy of the Originator in accordance with the terms of Article Forty-seventh. -----------

- For any of the grounds for liquidation of Section 39.2 of Article Thirty-ninth of this Contract. ---------

OTHERS RELATED TO THE CONTRACT

FORTY-NINTH: (GROUNDS FOR CONTRACT TERMINATION). --------------------------------------------

This Contract shall only be terminated in the following cases: ---------------------------------------------------

49.1. If for unjustified cause, the Parties abstain from notarizing this Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation. --------------------------------------------------------------------------------------------------------------

49.2. In case that the NUEVATEL - BDP SC 049 Investment Trust does not issue the Securitized Securities in the dates established in the resolution of authorization of the issue and Public Offering issued by the ASFI. --------------------------------------------------------------------------------------------------------

49.3. Under the terms of Article Twenty First of the Assignment Contract, in the event that the Placement Target is not reached, this Contract shall be terminated. ------------------------------------------

FIFTIETH: (CONFIDENTIALITY). ---------------------------------------------------------------------------------------

It is expressly established that the Parties are obliged to keep strict confidentiality and not to disclose, without their prior consent, during the term of this Contract and even after it has expired, all the information of which they have knowledge, by reason of the nature of the services performed for this Securitization Process, whether secret or not, and which mean injuring or impairing, in any degree, the interests of the Parties. Specifically, but not limitingly, this prohibition refers to the disclosure by NUEVATEL or BDP SC about the securitization, the securitization model used for this Securitization Process, commercialization procedures, distribution, manufacture, costs, prices, working methods, know how, and data provided by the Parties. ------------------------------------------------------------------------

FIFTY-FIRST: (AMENDMENTS TO THE TERMS AND CONDITIONS OF THIS ASSIGNMENT CONTRACT). -----------------------------------------------------------------------------------------------------------------

Amendments and changes to this Contract requested by the Originator or the Common Representative of the Holders of Securitized Securities that entail an analysis, study, evaluation and/or presentation of some type of alternative or recommendation, may be performed by BDP SC at the expense of the requesting entity, prior approval of the General Assembly of Holders of Securitized Securities. ------------------------------------------------------------------------------------------------------

This Contract may only be amended between the Parties when such amendments are prior to the Issuance and the ASFI's Resolution and do not affect the substance of this Contract. ------------------

FIFTY-SECOND: (ADDITIONAL DOCUMENTS). -----------------------------------------------------------------

The following documents, which shall be available to the public at the offices of the Securitization Company and at the ASFI, are an indivisible part of this Contract, without the need for their transcription: -------------------------------------------------------------------------------------------------------------------

52.1. Placement of the Securitized Securities Contract. -----------------------------------------------------------

52.2. Risk Rating Contract. ------------------------------------------------------------------------------------------------

52.3. Annex "A" containing the text of the limitations that must be included in the powers of attorney granted to the Originator's attorneys-in-fact for the management of accounts, in accordance with this Contract and its Annexes.              --------------------------------------------------------------------------------------------

52.4. The Annex "B" containing the Policies, Procedures and Specific Functions for the Management of the NUEVATEL - BDP SC 049 Investment Trust. ---------------------------------------------------------------

52.5. The "Contract for the Management of the Receiving Accounts and the Resources Assigned to the NUEVATEL - BDP SC 049 Investment Trust" executed between the Bank, the Originator and the Securitization Company for the management of the Receiving Accounts. ----------------------------

52.6. The "Contract with the External Audit company for conducting semiannual external audit certifications of funds diversion, and certifications of extraordinary expenses of the NUEVATEL - BDP SC 049 Investment Trust ". -----------------------------------------------------------------------------------------

52.7. BDP SC's Board of Directors Resolution No. 005/2020, of the Minute of the Board of Directors' Session No. 001/2020 dated January 14th, 2020, by which the Board of Directors authorizes to: To carry out the NUEVATEL - BDP SC 049 Securitization Process, to execute the present Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation and the necessary addendums to incorporate the corresponding Investment Trust and to proceed with the Issuance of the Securitized Securities charged to the mentioned NUEVATEL - BDP SC 049 Investment Trust. --------------------------------------------------------

52.8. Prospectus of Issuance of the NUEVATEL - BDP SC 049 Securities of Securitization. ----------

52.9. Minute of the Extraordinary Shareholders' General Meeting of EMPRESA DE TELECOMUNICACIONES NUEVATEL PCS DE BOLIVIA S.A. held on January 31st, 2020, in which everything concerning the securitization process is approved. --------------------------------------------------

52.10.  Special Power of Attorney granted to HUMBERTO GONZALO ENDARA DE UGARTE and HEINZ MARCELO HASSENTEUFEL LOAYZA by NUEVATEL company, contained in the Public Deed No. 1388/2019 dated December 20th, 2019, issued before the Notary Public No. 101 under the responsibility of Dr. Jose Luis Garcia Estevez of the Judicial District of La Paz. ----------------------

52.11. In addition to the above-mentioned Contracts, all future Contracts that may subsequently be executed, related to the NUEVATEL - BDP SC 049 Securitization Process, shall also be part of this Contract. ------------------------------------------------------------------------------------------------------------------------

FIFTY-THIRD: (PROSPECTUS). ----------------------------------------------------------------------------------------

The Issuance Prospectus contains the legal and technical conditions established in this Contract and complies with the format established by the ASFI. The preparation of this document shall be the responsibility of BDP SC. --------------------------------------------------------------------------------------------------

FIFTY-FOURTH: (VALUE OF PRIVATE DOCUMENT). ---------------------------------------------------------

The Contracting Parties agree and expressly state that they give this minute the character of a private document, until the corresponding public deed is executed. -------------------------------------------

FIFTY-FIFTH: (PENALTY ARTICLE). ---------------------------------------------------------------------------------

When the Originator or the Securitization Company incur in any of the provisions of Sections 49.1 and 49.2 of Article Forty Ninth (Grounds for Contract Termination), the defaulting Party shall pay to the other Party a penalty equivalent to Bs 100.000.- (One Hundred Thousand 00/100 Bolivians) for damages and losses. -------------------------------------------------------------------------------------------------------

The Originator shall pay the penalties indicated in a maximum term of 10 (ten) business days after its payment request. In case that the above-mentioned term has been fulfilled and the payment has not been made, the Originator will be in arrears and the present Contract will be enforceable for the collection of the amount through judicial process. -------------------------------------------------------------------

Without prejudice of the above, BDP SC on behalf of the Investment Trust and/or NUEVATEL will be able to demand the fulfillment of the penalties without prejudice of demanding compensation of damages, if these were bigger than the amount of the penalties. The Originator expressly indicates and ratifies that he perfectly knows the content and effects of the present penalty clause. --------------

FIFTY-SIXTH: (SUBSTITUTION OF THE SECURITIZATION COMPANY). -------------------------------

56.1. Pursuant to the terms of Article 5 of the Securitization Regulations contained in Section 7, Chapter II, Title I, Book 3 of the Compilation of Rules for the Securities Market, the General Assembly of Holders of Securitized Securities may remove the Securitization Company from its position as the Investment Trust manager when the following grounds arise: ---------------------------------------------------

56.1.1. If it has interests incompatible with those of the investors. -------------------------------------

56.1.2. Due to incapacity or legal inability. --------------------------------------------------------------------

56.1.3. If fraud or serious negligence or carelessness is proven in its functions as the Investment Trust manager or in any other business, in such a way that it is proven that such fact affects or may seriously affect the result of the entrusted management. ------------------------

56.2. For the purposes of this Contract, the removal of the Securitization Company from its position as the Investment Trust manager has also been established: --------------------------------------------------

56.2.1. When it becomes necessary for the normal development of the Investment Trust. -----

56.2.2. When it becomes necessary to safeguard the security, efficiency and management quality of the Investment Trust. -----------------------------------------------------------------------------------

56.2.3. When the General Assembly of Holders of Securitized Securities so agrees. ------------

56.3. In the event of the occurrence of any of the grounds mentioned in Sections 56.1 and 56.2 of this Contract, the Common Representative of Holders of Securitized Securities or the Securitization Company shall summon the General Assembly of Holders of Securitized Securities within a maximum term of fifteen (15) business days from the occurrence of the event or receipt of the request of Holders of Securitized Securities representing not less than fifteen (15%) of the issued Securities, in order to submit for consideration the substitution of the Securitization Company. If there is not a quorum to deliberate and decide at the General Assembly of Holders of Securitized Securities on the first summon, a second summoning may be held, in accordance with the terms of subsection c) of Section 43.9 of Article Forty-third of this Contract. ---------------------------------------------------------------

Once the General Assembly of Holders of Securitized Securities has authorized the replacement of the Securitization Company, the following procedure shall be followed: --------------------------------------

56.3.1. Prior to the beginning of the substitution of the Securitization Company, the ASFI shall be informed of the decision of the General Assembly of Holders of Securitized Securities to substitute the Securitization Company, in order to comply with the regulations in force. ------

56.3.2. Up to fifteen (15) business days after having made the ASFI aware of the fact, the Securitization Company shall transfer the Investment Trust to another Securitization Company, legally established and registered in the ASFI's RMF, which the General Assembly of Holders of Securitized Securities has determined. ------------------------------------------------------

56.4. The procedure for the substitution of the Securitization Company shall in no case imply expenses for the replaced Securitization Company.              -------------------------------------------------------------

FIFTY-SEVENTH: (FORTUITOUS EVENT, FORCE MAJEURE OR SUPERVENING IMPOSSIBILITY). ------------------------------------------------------------------------------------------------------------

57.1. BDP SC shall not be held liable, nor shall it be subject to the imposition of penalties, for non-compliance or delay in the execution of its contractual obligations, when such non-compliance is due to fortuitous event, force majeure or supervening impossibility. -------------------------------------------------

57.2. Fortuitous event, force majeure or supervening impossibility is understood to be any event of nature, such as, and not limited to: catastrophes, floods, epidemics, or manmade events, such as, and not limited to: attacks by public enemy, civil commotions, blockades; strikes (except that of its own personnel), acts of the government as sovereign entity or private person, unforeseen events or events impossible to foresee by any of the Parties, not attributable to them and that prevent the performance of the obligations contracted in the present Contract; generally, any cause beyond the control of both Parties and not attributable to them. ---------------------------------------------------------------

57.3. In such case, the affected Party shall notify the other within five (5) business days after the fact is known, providing the information available to corroborate the same. ---------------------------------------

57.4. Once a fortuitous event, force majeure or supervening impossibility is proven, the term of performance or any other obligation arising from the Contract shall be extended by decision of both Parties according to the interests of the Investment Trust. -------------------------------------------------------

57.5. If there is noncompliance to the terms and conditions of this Contract as a consequence of an act of God, force majeure or supervening impossibility that exceeds thirty (30) business days from the event or fact defined in Section 57.2 of this Article, the Parties may agree to suspend or terminate this Contract pursuant to Section 57.3 above; in the event that the Securitization Company is the one affected by the act of God, force majeure or supervening impossibility. In case of being NUEVATEL the affected one by this type of events, a General Assembly of Holders of Securitized Securities will have to be summoned in order to amend the present Contract pursuant to the terms set forth in subsection d) of Section 43.9 or the liquidation pursuant to the terms set forth in Article Thirty-ninth of the present Contract. -------------------------------------------------------------------------------------

In the event of termination of this contract for the reasons set forth above, no payment of damages shall be applicable for any of the parties. ------------------------------------------------------------------------------

FIFTY-EIGHTH: (PUBLIC DEED WITHOUT EFFECT). ----------------------------------------------------------

The following Public Deed is left without legal effect: ---------------------------------------------------------------

- Public Deed No. 891/2020 dated March 5 th  , 2020 granted before Notary Public No. 71 under the responsibility of Dr. Silvia Valeria Caro Claure of the Judicial District of La Paz.

FIFTY-NINTH: (CONSENT). ---------------------------------------------------------------------------------------------

The Parties express their consent and conformity with each and every one of the Articles of this Contract, in whose signal they subscribe it in the city of La Paz on the 2nd day of the month of June of the year two thousand and twenty. -----------------------------------------------------------------------------------

Signed: Vladimir Fernández Quiroga - BDP Sociedad de Titularización S.A.--------------------------------

Signed: HUMBERTO GONZALO ENDARA DE UGARTE. - NUEVATEL S.A.------------------------------

Signed: HEINZ MARCELO HASSENTEUFEL LOAYZA. - NUEVATEL S.A.--------------------------------

Signed and stamped: Patricia Ximena Eyzaguirre Rivero. - LAWYER Registration PAR No. 4818184PXER. ---------------------------------------------------------------------------------------------------------------

******************************************************************************************************************************

ANNEX "A"

TO THE CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION:

"ADDITIONAL MANDATE TO THE POWERS OF NUEVATEL'S EXECUTIVES".

The Agent, in the exercise of this power of attorney, except for other express limitations that this instrument may contain, may open new checking accounts, savings accounts, time deposits or purchase participation quotas in Investment Trusts, informing BDP SC of such opening or purchase of quotas. In such new accounts or participation in Investment Trusts, the Originator may make any deposit as long as it complies with the terms of the Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation (hereinafter the Assignment Contract) executed between BDP SC and NUEVATEL company on May twenty-fifth, two thousand and twenty, to carry out a securitization process.

The granting of any new power of attorney granting authority to open new accounts or purchase quotas of participation in Open-Ended Investment Trusts, the appointment of a new attorney-in-fact with such authority or the total or partial substitution of this power of attorney, is limited in its effectiveness to the communication as a Relevant Fact to BDP SC, the External Auditor and the Holders' Representative. Modifications to this power of attorney must be communicated in the same manner. The limitation contained in this paragraph and the preceding one shall remain in effect only until all the Securities issued have been paid, pursuant to the Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation.

Vladimir Fernández Quiroga.- BDP Sociedad de Titularización S.A.

HUMBERTO GONZALO ENDARA DE UGARTE.- NUEVATEL S.A.

HEINZ MARCELO HASSENTEUFEL LOAYZA.- NUEVATEL S.A.-

******************************************************************************************************************************

ANNEX "B"

TO THE CONTRACT OF IRREVOCABLE ASSIGNMENT OF RIGHTS TO FUTURE FLOWS FOR THE PURPOSES OF SECURITIZATION, ADMINISTRATION AND REPRESENTATION:

"TREASURY POLICIES, PROCEDURES AND SPECIFIC FUNCTIONS FOR THE MANAGEMENT OF THE NUEVATEL - BDP SC 049 INVESTMENT TRUST".

For the management of the NUEVATEL - BDP SC 049 Investment Trust (hereinafter the "Investment Trust"), BDP Sociedad de Titularización S.A. (hereinafter "BDP SC"), as applicable, will implement the Regulations (hereinafter the "Manuals") in force as of this date. However, the purpose of this Annex "B" is to define the Treasury Policies and Functions and Procedures necessary for an adequate management of the Investment Trust in accordance with the terms of the Assignment Contract.

- Treasury Policies: The Investment Trust must have Treasury Policies that determine the universe of possibilities and limitations that BDP SC must observe for the management of the resources of the Investment Trust and its Memorandum Accounts, in accordance with the terms of the "Contract of Irrevocable Assignment of Rights to Future Flows for the Purposes of Securitization, Administration and Representation" (hereinafter the "Assignment Contract"), and the regulations in force.

- Functions and Procedures: A proper management of the Investment Trust requires the adoption of certain functions and procedures specific to BDP SC, some of which are not provided for in the Manuals, as they are documents of a general nature.

1. TREASURY POLICIES

BDP SC shall observe the terms established in these Treasury Policies, in all activities of placement of resources of the Investment Trust accumulated in the accounts of the Investment Trust and its Memorandum Accounts.

1.1 Objective.

To manage the treasury resources of the Investment Trust and its Memorandum Accounts prioritizing principal security over profitability.

1.2.1 Instruments.

The resources accumulated in the accounts of the Investment Trust and its Memorandum Accounts, with the exception of the Collection Account, may be distributed in: Savings Accounts, Checking Accounts, Time Deposits, Repurchase Agreements, Fixed Term Deposits.

Permitted operations are:

a) Deposits in Savings Accounts or Checking Accounts in financial intermediation entities authorized by the Supervisory Authority of the Financial System (hereinafter "ASFI"). Hereinafter "Financial Intermediation Entities" shall be understood as those authorized by ASFI.

b) Time deposits in financial intermediation entities authorized by ASFI.

c) Repurchase Agreements and/or outright purchase of securities registered in the Bolsa Boliviana de Valores S.A. (hereinafter "BBV") and in the Securities Market Registry (hereinafter "RMV") of ASFI.

1.2.2 Limitations.

a) Financial Intermediation Entities: The Financial Intermediation Entities accepted to deposit resources of the Investment Trust and its Memorandum Accounts are those whose Securities have a Risk Rating of at least category "N-1" in the short term and category "A" in the long term.

b) Time Deposits: Time Deposits may be opened in Financial Intermediation Entities with a Risk Rating of at least category "N-1" in the short term and category "A" in the long term.

c) Repurchase Agreements and Outright Transactions: The securities accepted for Repurchase Agreements and for outright purchases shall only be securities with a risk rating equal to or higher than category "A" in the long term or "N-1" in the short term and securities issued by the General Treasury of the Nation or the Central Bank of Bolivia.

Value	Maximum % of excess cash flow and liquidity fund (%)
Liquidity	100%
Other investments	66%

d) Enforcement: Any breach of the limitations described above, resulting from changes in risk ratings, and consequently not attributable to BDP SC, shall be remedied as soon as possible, according to the market's own existing mechanisms.

1.2.3 Deviations from the investment limits described.

Pursuant to Article 7 of Section 1 of Chapter VIII, Title I of the Securitization Regulations contained in Book 3 of the Compilation of Rules for the Securities Market: "Excesses to the investment limits or non-compliance with the restrictions established in the Investment or Treasury Policies of the Investment Trust, contained in the legal documents issued for such purpose, must be remedied within a maximum term of 60 calendar days from the date on which the Supervisory Authority of the Financial System, informs the Securitization Company administering the Investment Trust about the detected non-compliance."

2. FUNCTIONS AND PROCEDURES

2.1 General

BDP SC shall perform at least the functions and procedures detailed below:

a) Opening of the accounts of the Investment Trust (hereinafter the "Accounts") in Financial Intermediation Entities in accordance with the terms of the Assignment Contract and the Issuance Prospectus.

b) Keeping files of legal documentation, internal notes, external correspondence, accounting vouchers, financial statements and bank statements.

c) Drawing up the Opening Balance Sheet of the Investment Trust.

d) Control the correct amount of the income of the Investment Trust.

e) Control or make, as the case may be, the correct payment to the Holders of Securitized Securities.

f) Keep accounting records and prepare financial statements of the Investment Trust.

g) Carry out an adequate management of treasury resources.

h) Use and notify (as the case may be) the use of the hedging mechanisms, when applicable.

i) Prepare and submit to the competent bodies the documentation and/or information provided for in the regulations in force, within the terms established therein.

j) Carry out the valuation of the Securitized Securities issued against the Investment Trust, in accordance with the terms of the applicable regulations in force.

k) In the appropriate cases, initiate legal actions in accordance with the terms of the Assignment Contract.

l) Manage the bank accounts of the Investment Trust.

m) Coordinate the necessary activities with the External Auditing firm.

n) Control and, when applicable, manage the collection or receipt of the proceeds from the placement of the securities issued.

o) Manage and instruct the fulfillment of the allocation of the funds collected from the Issue.

p) Coordinate the necessary activities with the Risk Rating Entity.

q) The payment of costs and expenses shall be supported by the corresponding documentation.

r) The movements of the authorized accounts of the Investment Trust shall be carried out jointly by two authorized signatures of BDP SC.

s) Any purchase or acquisition of goods and services determined in the Assignment Contract or necessary for the proper operation of the Investment Trust, whose amount is less than or equal to US$ 4.000.- (Four thousand 00/100 United States Dollars) shall be jointly decided by BDP STC's Manager and General Manager or an executive authorized for such purpose.

t) For any purchase or acquisition of goods and services determined in the Assignment Contract or necessary for the proper operation of the Investment Trust, whose amount exceeds US$ 4.000.- (Four thousand 00/100 United States Dollars), BDP SC shall follow the following awarding modalities:

Modality	Characteristics	Proceedure	Awarding Modality
Direct Invitation	All service providers are known.	- Invitation letter to all suppliers. - Terms of Reference / Specifications.	General Management or an executive authorized for this purpose, on the Manager's report.
2. Public Invitation	There may be several suppliers nationwide	- Two discontinuous publications in national press. - Terms of Reference / Specifications.	General Management on the report of the Selection Committee.

i) Qualification Methodology: The bidders of goods and services shall comply with the minimum requirements established, proceeding to qualify them, regardless of the number of the same, based on certain criteria such as: price, experience, quality of the good or service, delivery time for the performance of the same and method of payment.

ii) Selection Committee: It shall be composed of two (2) executives or officers of BDP SC and the BDP SC's Manager. The Committee must recommend the contracting to the General Manager or to an executive authorized for such purpose, who will decide on the award of the contract.

The Common Representative of Holders of Securities may be present at the proposal opening process, but not in the awarding process.

The purchase or acquisition of goods and services corresponding to the execution of the Allocation of Resources described in Article Twenty of the Assignment Contract are not subject to this modality.

u) The payments of interest and amortization of principal shall be communicated to the Holders of the Securitized Securities through notices in a press organ or newspaper of national circulation, as deemed convenient, at least one day prior to the date established for the payment.

v) Others that may be necessary for the normal operation of the Investment Trust and to comply with the Assignment Contract, the Issuance Prospectus and the regulations in force.

w) Execution of Costs, Expenses and/or Extraordinary Expenses of the Investment Trust: In order to proceed to instruct a payment, the Manager shall require from the interested party, the original invoice or equivalent document, and instructions as to the means of payment, unless there is a different instruction, a check shall be issued from the current account "Payment Terms" to the order of the interested party. Upon receipt of the documentation described above, and in accordance with the terms of the Assignment Contract (amount, priority of payments, etc.), the Manager shall make the payment by the means of payment requested by the interested party, with a charge to the Provisional Payment Account. A copy of this instruction plus the respective supporting documents shall form part of the accounting voucher. The movements of the authorized accounts of the Investment Trust shall be carried out jointly by two authorized signatures of BDP SOCIEDAD DE TITULARIZACION S.A.

x) Management of the Payments Provision Account: The Payments Provision Account will receive transfers of funds from the Investment Trust's Collection Account. These transfers will be made by the Investment Trust Manager according to the cost and expense execution needs of the Investment Trust as described in the procedure described in the preceding paragraph.

y) The hedging mechanisms will be activated in accordance with the terms of Articles Forty-fourth, Forty-fifth and Forty-sixth of the Assignment Contract.

z) In order to use the funds of the hedging mechanism called "Liquidity Fund", debits will be made from the account of the same name (Liquidity Fund). The use of said hedging mechanism and its replenishment are detailed in Article Twenty of the Assignment Contract.

2.2 Legal Consultations and Coordination with the Legal Counsel.

Any situation that differs from that specified in the present procedures, especially that related to payments of Securitized Securities, must be consulted with the Legal Counsel or an external legal entity hired for such purpose, with the corresponding documentation for its analysis, which will be assumed as an Extraordinary Expense in accordance with Article Forty-fifth of the Assignment Contract.

In the case of situations that require a solution during the course of the day, in order not to cause prejudice to the Security Holders, the consultation may be made in person, without the need for internal notes, and the approval of the attorney consulted on the document in question, with express indication of the part reviewed and/or analyzed, shall be sufficient for the completion of a transaction.

2.3 Procedures not foreseen.

Any management procedure not described herein, which is required for the proper functioning of the Investment Trust, as long as it is not contrary to the rules and is in the best interest of the Investment Trust, may be developed by BDP SC.

2.4 Accounting record of Memorandum Accounts.

The Hoarding Accounts, Receiving Accounts, Liquidity Fund Accounts and Allocation of Resources Accounts shall be recorded in Memorandum Accounts in account 891.09 corresponding to Other Record Accounts. The accounting dynamics will be as follows:

DEBIT:

a. For credits (deposits) to bank accounts recorded in memorandum accounts.

b. For updates at the closing exchange rate of balances in foreign currency and national currency with value maintenance, with credit to:

  Memorandum Accounts Payable
  Accounts Payable for Registration Accounts
  Accounts Payable for Other Record Accounts

CREDIT:

a. For the extinction of the cause that gave rise to the transaction.

b. Debits to bank accounts recorded in memorandum accounts.

At all times the provisions of the Manual for Investment Trust Accounts managed by Securitization Companies issued by ASFI shall be followed.

TRANSCRIPTION OF CERTIFIED COPY --- NUMBER: NINE/TWO THOUSAND TWENTY No. 09/2020

CERTIFIED COPY. --- NUMBER: NINE/TWO THOUSAND TWENTY No. 09/2020. --- OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE TELECOMMUNICATIONS COMPANY NUEVATEL PCS DE BOLIVIA SOCIEDAD ANONIMA NUEVATEL